Citizens Bancorp
Annual Report 2003

P.E.
12-31-03

Partners in Your Success

Cultivating Mutually Beneficial Relationships

Welcome to Citizens Bancorp, where service is our specialty, as exemplified by Carole Tervo of our Philomath Office.



Citizens Bancorp
Annual Report 2003

Citizens Bank, a wholly-owned subsidiary of Citizens Bancorp, provides comprehensive banking services to Willamette Valley businesses, nonprofit organizations, individuals, and families. We serve urban and rural customers in Benton, Lane, Linn, Polk, and Yamhill counties, with branches in Albany, Corvallis, Dallas, Harrisburg, Junction City, McMinnville, Philomath, Springfield, and Veneta.

We believe the quality of Citizens Bank is measured by our customers' success, so for over 46 years we have focused on developing an unparalleled level of customer service in order to foster that success. Throughout the organization, we are committed to cultivating mutually beneficial relationships highlighted by exceptional customer service. Our customers have responded, and today our organization is culturally healthy, financially strong, and growing.

Welcome to community banking at its best.



Jock Gibson, Chairman of the Board
William V. Humphreys, Sr., President and CEO

To Our Shareholders,

We are honored to share this report of Citizens Bancorp's financial condition with you. As you will see, every aspect of our organization is very sound, and we strive for continuous improvement.

Our financial performance for 2003 is a source of pride for our entire banking team. This year's Net *Income, ($5.0 million), Total Assets ($326.3 million), Total Shareholders Equity ($35.6 million), and* Net Income per share ($1.10) are all new performance records for Citizens Bancorp. Additionally, the Board of Directors declared a 10% stock dividend in July and a year-end cash dividend equal to $.46 per share, resulting in record earnings for our shareholders.

We expanded our branch network during 2003 by opening new offices in Dallas and in Springfield. These new offices will give us meaningful new business opportunities and help us to diversify our loan and deposit portfolios.

We made significant fixed asset gains in the areas of information technology, ATM Networks, Telephone Systems, and our branch facilities in Philomath and Corvallis. We will continue to invest in new technology if we think it will give us a competitive advantage, and/or satisfy a customer need. We invest in our branch facilities as good stewards of these important assets.

During the year 2003 we embraced the new Federal governance directives of the Sarbanes/Oxley Act. We are well informed about the letter and the intent of this new law. Implementation of these new directives has not been difficult, and we are finding them to be consistent with our established culture.

Today our organization is culturally healthy, financially strong, and growing.

WILLIAM V. HUMPHREYS, SR.
PRESIDENT AND CEO

Our three-year rolling strategic plan has been extended through the year 2006. We have chosen to continue our focus on safety and soundness, advancement of our corporate culture, continued high levels of financial performance, and satisfactory but controlled growth.

Although our performance for 2004 and beyond is somewhat reliant on market conditions, we remain optimistic. The people who make up our team, the culture we have established, and the momentum we have gathered give us every reason to believe our future is bright.

Since we believe our customers' stories best reflect who we are as an organization, this year's report highlights some of these experiences with Citizens Bank. We offer our sincere thanks and appreciation to you for your continued loyalty and support.

Sincerely,

William V. Humphreys, Sr.
President and CEO

Jock Gibson
Chairman of the Board


CITIZENS
BANK

By excelling at customer service, Debbie Leiken, Springfield Manager, provides opportunities for new customers at our newest office which opened in August, 2003.

A Passion for Service

Many companies tout exceptional customer service, but in the end it's not a company's definition of service that matters, *instead, we know it's our customer's service experience that measures our mastery.*

A business owner in Springfield proves this point. When Debbie Leiken, manager of our newest branch office, shared her enthusiasm about our style of community banking with this business owner, her passion for our culture was infectious. Before the branch was even built, the business owner and his partners moved several of their business and personal relationships to Citizens Bank.

"I'm proud to work for an organization that 'walks the talk' of customer service. I'm so delighted to be joining this community bank family."

CHERYL CAUTHON
SPRINGFIELD OFFICE

Some time later, the business owner told Debbie that she was fortunate to have such a great team of employees at the Springfield Office. He said each individual brought unique talents and strengths to his banking experience, plus a level of professionalism that had been lacking with his previous financial institution. The owners and their staff have continued to express their appreciation for our hands-on, personalized attention, and the effectiveness with which we meet their needs.

Drawing on his breadth of business and lending expertise, Bob Lewis, a commercial loan officer in Dallas, builds customer relationships that meet his customers' goals.


BOB LEWIS

Nurturing Dreams

Bob Lewis, commercial loan officer in Dallas, had the opportunity to help a husband and wife finance the purchase of a local electrical contracting business. The couple was also interested in a line of credit, yet Bob was concerned about their lack of experience in owning a business. To overcome this concern, Bob spent several sessions with the couple, coaching them on business fundamentals such as managing customer relationships and collecting accounts receivable.

"One of the many ways we meet our customers' needs is by having a seasoned commercial loan officer on site full time. We have the authority to make lending decisions right here in Dallas."

SUSAN MORRILL, VICE PRESIDENT AND MANAGER, DALLAS OFFICE

Based on the couple's excellent credit rating and their expanded understanding of business management, Bob was able to grant them a line of credit. He continues to offer his expertise and knowledge to this prospering young business. It's this kind of attention to our customers that fosters mutual success and helps Citizens Bank build solid relationships that stand the test of time.

McMinnville customer, Harold Washington, appreciates his association with Ron Benek, Senior Commercial Loan Officer, "They have a good, friendly-neighbor attitude."


WASHINGTON
ROOFING
COMPANY
435-2668

Instilling Loyalty

Customer loyalty is a reflection of solid company values. Because Citizens Bank's corporate culture places a high value on integrity, professionalism, commitment, and teamwork, we naturally attract and retain employees who embody these qualities. Our customers often reflect this back to us. One customer recently wrote to let us know how much she appreciated the banking relationship she had with us at the McMinnville branch since September 2000. Here's an excerpt from that letter:

"We have found Citizens Bank to be powerfully in our corner."

McMINNVILLE CUSTOMER

"I would like you to know how professional and courteous we found your employees to be. Though our relationship with your bank was brief, we've had many other banks in our various moves and yours was the best banking experience we've had thus far. Should we move back to McMinnville, and we're crossing our fingers, we will be back to doing business with **our** bank."


MacDon

John and Larry Jenks, of Jenks Hatchery, admire that Loren Roth "knows agriculture first hand" and praise the added value his knowledge brings to their business.

Believing in Possibilities

When a long-time business customer began to experience financial problems, Commercial Loan Officer Teresa Freborg in the Albany Office made time to sit down with the owner and analyze the company's financial situation. Teresa was able to help the company restructure some existing debts and prepare an effective budget. She helped the owner understand what lenders look for as signs of healthy recovery and fulfilled the owner's request to review the business' financial statements more frequently.

"Citizens Bank was willing to believe in what was possible for our company."

ALBANY CUSTOMER

The owner appreciated the opportunity to learn from someone outside the company and thereby improve the company's financial discipline. After a few years of working together, the company is again profitable, thanks in part, to what was learned through a supportive relationship with their banker. Teresa often drives by the business... and always smiles.

Deanna Steele and Kathi Harwood of our Philomath Office exemplify our employee's spirit of caring for our customers and our communities.



Caring for Others

The volume of community service projects our employees support is delightfully staggering. Branch offices also sponsor numerous giving drives throughout the year. We are proud to host donation drives for school supplies, holiday gifts, and food for those who are financially struggling. In addition to these team efforts, individual employees volunteered their time, expertise, and talents to more then 200 community organizations in 2003. We honor our employees and their community spirit by listing the recipients of this year's efforts on the inside covers of this report. We believe you'll be as amazed as we are by the unwavering commitment to community demonstrated by our employees.

Citizens Bank puts humanity back into banking.

CORVALLIS CUSTOMER

Caring for others happens every day in our offices, as it did when Deanna Steele and Kathi Harwood of our Philomath Office helped a family with their mother's financial affairs. Their mother was suffering memory loss and the family was concerned she was spending too much of her savings on unnecessary catalogue orders and direct mail scams. Deanna and Kathi helped the family lovingly and respectfully establish some financial safeguards. "They have made the banking part of this difficult transition for our family as easy at it could possibly have been," wrote a family member in a letter to Joe Malcom, Manager of the Philomath Office.





Ken Hilton of Wild Birds Unlimited in Corvallis enjoys the benefits and ease of our merchant services led by Ranee McDougal.

Providing Business Tools

Most businesses are looking for tools that support their productivity by improving efficiencies, increasing sales, and decreasing paperwork. Enter our Merchant Services programs which allows businesses to accept credit and debit card transactions. One of our merchant customers had concerns about receiving reliable equipment and was opposed to using 800 numbers for service. Our merchant team delighted the customer with the right equipment solutions, personal visits to refine the set-up, a flexible set-up contract, and 3 direct local phone numbers to use during business hours. Today the business enjoys increased sales and unmatched service support.

It's common for our Merchant Services team to take to the road to solve customer problems. When a customer's merchant system from a competitor failed during the grand opening of their restaurant, they were forced to hold three days of sales. On Monday they called their Citizens Bank branch office and asked if we could help. A team from the Veneta office and our Merchant Services Department sprang into action to establish a merchant account, set up the equipment, and process three days of sales on-site by the end of the day. Our commitment to service and technical know-how has earned us this customer's respect.

"A small town bank with big time services!"

VENETA CUSTOMER

Board of Directors 2003

Jock Gibson, Chairman
Lochmead Dairy, Dari Mart Stores
Junction City, Oregon





William V. Humphreys, Sr.
President & CEO, Citizens Bank
Corvallis, Oregon

Scott A. Fewel
Fewel and Brewer Attorneys at Law
Corvallis, Oregon





Sidney A. Huwaldt
Western States Insurance Agency, Inc.
McMinnville, Oregon

James E. Richards
Fisher Implement Company
Albany, Oregon





Duane L. Sorensen
Retired, Waste Control Systems, Inc.
Corvallis, Oregon

Eric C. Thompson
Thompson Timber Company
Corvallis, Oregon





Rosetta C. Venell
Venell Farms, Inc., Venell Pellets, Inc.
Mid-Valley Agricultural Products, Inc.
Corvallis, Oregon

Emeritus Director **Gene N. Thompson**

Executive Officers

William V. Humphreys, Sr.
President and CEO

Lark E. Wysham
Executive Vice President
and Chief Financial Officer

William F. Hubel, Jr.
Executive Vice President
and Chief Operating Officer

Scott M. Zimbrick
Executive Vice President
and Chief Marketing Officer

Steve R. Terjeson
Executive Vice President
and Chief Lending Officer

Services

Transfer Agent
Shareholder Relations
Citizens Bancorp
275 SW Third Street
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

XPress Phone Banking
1-800-577-1778
Corvallis local calling area:
(541) 766-2255

Mortgage Department
201 NW Third Street, Suite B
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

Merchant Services
275 SW Third Street
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

Internet Site
www.citizensEbank.com

Branch Offices

Corvallis Main Office
275 SW Third Street, PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

Corvallis Circle Office
978 NW Circle Blvd, PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

East Albany Office
2315 14th Avenue SE, PO Box 249
Albany, OR 97321-0074
(541) 967-1992

West Albany Office
2230 Pacific Blvd SW, PO Box 1007
Albany, OR 97321-3751
(541) 812-6178

Philomath Office
1224 Main Street, PO Box 1629
Philomath, OR 97370-1629
(541) 929-3228

Harrisburg Office
230 North 3rd Street, Ste 101
Harrisburg, OR 97446-9679
(541) 995-4699

McMinnville Office
455 NE Baker Street, PO Box 647
McMinnville, OR 97128-0647
(503) 474-9441

Dallas Office
583 SE Jefferson Street, PO Box 958
Dallas, OR 97338-0958
(503) 623-3119

Junction City Office
955 Ivy Street, PO Box 399
Junction City, OR 97448-0399
(541) 998-8734

Veneta Office
88312 Territorial Road, PO Box 129
Veneta, OR 97487-0129
(541) 935-4141

Springfield Office
2073 Olympic Street, Suite 100
PO Box 699
Springfield, OR 97477-0126
(541) 746-5240


McMinnville
North
SALEM
Dallas
Albany
Corvallis
Philomath
Harrisburg
Junction City
Springfield
Veneta
EUGENE

Special Thanks

Jenks Hatchery
Washington Roofing
Wild Birds Unlimited
Fusion Marketing & Design, Inc.

Equal Housing Lender
Member **FDIC**

Financial Highlights 2003

Dollars in Thousands

December 31,	2003	2002	2001	2000	1999
Total Assets	$326,269	$312,639	$278,529	$244,380	$239,606
Total Deposits	$235,759	$227,363	$231,821	$200,960	$194,350
Total Loans (net)	$185,053	$178,333	$171,196	$158,920	$139,123
Shareholders' Equity	$35,617	$32,330	$29,524	$27,063	$24,342
For The Year:					
Net Income	$5,012	$4,858	$4,028	$3,612	$3,254
Income Per Share	1.10	1.07	0.88	0.79	0.72

Total Assets
Dollars in Thousands


$350,000
$300,000
$250,000
$200,000
1999
2000
2001
2002
2003

Total Deposits
Dollars in Thousands


$245,000
$230,000
$215,000
$200,000
1999
2000
2001
2002
2003

Total Loans
Dollars in Thousands


$200,000
$180,000
$160,000
$140,000
1999
2000
2001
2002
2003

Shareholders' Equity
Dollars in Thousands


$45,000
$35,000
$30,000
$25,000
1999
2000
2001
2002
2003

Net Income
Dollars in Thousands


$6,000
$5,000
$4,000
$3,000
1999
2000
2001
2002
2003

FORM 10-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File No. 000-23277

CITIZENS BANCORP/OR
(Name of registrant in its charter)

Oregon (State of incorporation)	91-1841688 (I.R.S. Employer Identification No.)

275 Southwest Third Street
P. O. Box 30
Corvallis, Oregon 97339
(Address of principal executive offices)

Registrant's telephone number: (541) 752-5161

Securities registered under Section 12(b) of the Exchange Act: none

Securities registered under Section 12(g) of the Exchange Act: common stock, no par value

Indicate by check mark whether registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X].

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

There is no active trading market for the Registrant's common stock. The Registrant's common stock is not listed on any exchange or quoted on NASDAQ. The aggregate market value of the voting common equity held by non-affiliates as of June 28, 2003 (the last business day of the most recently completed second quarter) was $59,694,883, based on the last sale of $16.95 per share on June 28, 2003.

As of March 1, 2004 there were 4,617,997 shares of registrant's common stock issued and outstanding, of which 3,914,717 were held by non-affiliates.

DOCUMENTS INCORPORATED BY REFERENCE. Part III of this Form 10-K incorporates by reference portions of the definitive 2004 Annual Meeting Proxy Statement sent to the Company's shareholders in connection with its April 20, 2004 Annual Meeting of Shareholders.

INDEX

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

In addition to historical information, this report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is included for the purpose of availing the Company the protection of the safe harbor provisions of this Act. The forward looking statements contained in this report are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. Factors that might result in such material difference include, but are not limited to economic conditions, the regulatory environment, rapidly changing technology, new legislation, competitive factors, the interest rate environment and the overall condition of the banking industry. Forward looking statements can be identified by such words as "estimate", "believe", "expect", "intend", "anticipate", "should", "may", "will", or other similar words or phrases. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurances that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward looking statements, which reflect management's analysis only as of the date of the statement. The Company does not intend to update these forward looking statements other than in its periodic filings under applicable security laws.

PART I

ITEM 1. BUSINESS

General

Citizens Bancorp ("the Company"), an Oregon Corporation and financial bank holding company, was formed in 1996 for the purpose of becoming the holding company of Citizens Bank ("the Bank"). The Company is headquartered in Corvallis, Oregon. Its principal business activities are conducted through its full-service, commercial bank subsidiary, Citizens Bank. The Company has no current plan to engage in any of the financial activities permissible for a financial holding company under Gramm-Leach-Bliley Financial Services Modernization Act.

The Company operates through a two-tiered corporate structure. At the holding company level the affairs of the Company are overseen by a Board of Directors elected by the shareholders of the Company at the annual meeting of shareholders. The business of the Bank is overseen by a Board of Directors elected by the Company, the sole owner of the Bank. As of the date of this Form 10-K the respective members of the Board of Directors of the Bank and the Board of Directors of the Company are identical.

The Company is authorized to issue up to 10,000,000 shares of common stock, no par value. The Company has registered 1,732,500 shares for issuance under its Dividend Reinvestment Plan, of which 308,306 shares had been issued thereunder as of December 31, 2003. As of December 31, 2003 there were a total of 4,554,242 shares of the Company common stock issued and outstanding. Citizens Bank is the registered transfer agent for the Company's common stock.

Citizens Bank was chartered October 1, 1957 (charter #333) by the State of Oregon as a commercial bank. Since its beginning with a single office in Corvallis, Citizens Bank has expanded to an additional ten locations in the five counties of Benton, Linn, Lane, Yamhill, and Polk. Branches are located in the communities of Corvallis, Philomath, Albany, Junction City, Veneta, McMinnville, Harrisburg, Dallas, and Springfield.

The Company's culture focuses on the tenets of collaborative leadership, branch autonomy, assertive business development, a positive working environment, a commitment to the community, outstanding customer service, and relationship banking. Management believes that a healthy corporate culture together with a progressive management style will result in constantly improved shareholder value.

The Company's primary goal is to improve shareholder value through increased earnings while maintaining a high level of safety and soundness. The Company is committed to independence and long-term performance strategies. As a result of its corporate culture, the Company continues to show good performance as evidenced by the five-year history of growth in the following selected areas:

(Thousands)	**2003**	**2002**	**2001**	**2000**	**1999**
Net Income	$ 5,012	$ 4,858	$ 4,028	$ 3,612	$ 3,254
Return on Average Equity	14.06%	15.32%	13.76%	13.75%	13.22%
Return on Average Assets	1.59%	1.64%	1.48%	1.52%	1.36%
Average Equity to Average Assets	11.32%	10.73%	10.74%	11.03%	10.29%
Dividend Payout Ratio	41.82%	38.32%	38.64%	41.77%	45.83%
Total Loans (net)	$185,053	$178,333	$171,196	$158,920	$139,123
Total Deposits	$235,759	$227,363	$231,821	$200,960	$194,350
Total Assets	$326,269	$312,639	$278,529	$244,380	$239,606
Total Equity	$35,617	$32,330	$29,524	$27,063	$24,342

The long-term benefit to the Company of its cultural and management style is consistent growth and development of the Bank over time. Management believes the Bank's risk levels have been reduced because of the Bank's expertise in loan, investment, operational, human resource, and technology management.

The Company's primary market focus is to provide commercial bank services to businesses, professionals, and individuals. The Company emphasizes the development of meaningful customer relationships and a high level of service. Its employees are well-trained banking professionals who are committed to these objectives.

The Bank offers deposit accounts, safe-deposit boxes, consumer loans, commercial loans, agricultural loans, and commercial and residential real estate loans. Commercial loans include operating lines of credit, equipment and real estate financing, capital needs, and other traditional financing products.

The Bank has a growing emphasis in financing farm operations, equipment, and property. The Bank has also emphasized loans to professionals with its professional line of credit products.

The Bank's loan portfolio has some concentrations in real estate secured loans, primarily commercial properties.

Deposit products include regular and "package" checking accounts, savings accounts, certificates of deposit, money market accounts, and IRA accounts. In addition, the Bank actively markets its repurchase agreement product to corporate customers. The Bank offers a check card, check guarantee card, ATM card as well as a MasterCard and VISA card as part of its retail banking services. The Bank operates a small residential mortgage loan origination department that originates loans and sells them into the secondary market. The Bank offers extended banking hours in selected locations as well as Saturday banking. ATM machines are also available at eleven (11) locations offering 24-hour transaction services, including cash withdrawals, deposits, account transfers, and balance inquiries. The Bank also offers its customers a 24-hour automated telephone service that offers account transfers and balance inquiries.

The Bank, in a continuing effort to meet its customers' needs, has successfully implemented an on-line banking product. The on-line banking product offers services to both individuals and business account customers. Business customers have a comprehensive cash management option. All online users have the availability of the "bill payment" feature. The Bank expects to continually enhance its on-line banking product while maintaining its quality "people to people" customer service. The Bank's on-line banking can be reached at www.CitizensEBank.com.

Employees

At December 31, 2003 the Bank had 136 full-time equivalent employees. The Bank values its employees. They are actively engaged individually and as a team in contributing to the Bank's realization of its culture and mission. None of the employees of the Bank are subject to a collective bargaining agreement. A number of benefit programs are available to eligible employees including group medical insurance plans, paid time off, group life insurance, and a 401(K) plan.

Competition

At December 31, 2003, the Bank was among the top 10 largest commercial banks headquartered in the State of Oregon as measured by the State of Oregon's division of Finance and Corporate Securities. The Bank competes with other commercial banks as well as savings and loan associations, credit unions, mortgage companies, insurance companies, investment banks, securities brokerages and other non-bank financial service providers. Banking in the State of Oregon is substantially dominated by several very large banking institutions whose headquarters are not in Oregon. They include Wells Fargo Bank, US Bank, Key Bank, Washington Mutual Bank, and Bank of America. Together these large organizations hold a majority of the deposit and loan balances held by banks in the State of Oregon. The Bank attempts to offset some of the advantages of these larger competitors through superior relationship building with the customer, better service, quicker response to the customers' needs, and local decision-making. We rely on the fact that many businesses and individuals within small Oregon communities want to see their money stay within the local economy, rather than see it used to fund loans in distant places.

2003 Activities

The Bank opened its eleventh branch in the community of Springfield, Oregon on August 18, 2003. The Springfield Branch is located at 2073 Olympic Street Suite 100 in a leased facility. The Company anticipates the Branch will have strong market penetration in Springfield by providing outstanding banking services by the experienced branch staff.

The permanent building for the Dallas Branch was completed in early June 2003. The temporary facility was moved off the property and the branch began operating in the new building on June 27, 2003.

The Main Branch, which is located on the first floor of the Bank's headquarters in Corvallis, is undergoing a complete remodel which began late in 2003. The remodel will provide more efficient use of the floor space including privacy for loan officers when meeting with customers and increased storage in the teller/operations area. The remodel completion date is anticipated to be April 2004.

SUPERVISION AND REGULATION

General

The following generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries only and are not intended to be complete. These references are qualified in their entirety by the referenced statutes and regulations. In addition, some statutes and regulations which apply to and regulate the operation of the banking industry might exist which are not referenced below. Changes in applicable statutes and regulations may have a material effect on the business of the Company and its subsidiary.

The earnings and growth of the Company and its subsidiary, Citizens Bank, as well as their existing and future business activities, are affected not only by general economic conditions, but also by the fiscal and monetary policies of the Federal government and its agencies, particularly the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Federal Reserve Board implements monetary policies (intended to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rates applicable to borrowings by banks from the Federal Reserve Bank. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. As banking is a business which depends largely on interest rate differentials (in general, the difference between the interest rates received by the banks on loans extended to their customers and interest paid on customer deposits), the influence of economic conditions and monetary policies on interest rates will directly affect earnings. The nature and impact of any future changes in monetary policies cannot be predicted.

Despite some recent legislative initiatives to reduce regulatory burdens, banking remains a highly regulated industry. Banking regulations are intended to protect Bank customers, not Company shareholders. Legislation enacted from time to time may increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations and taxations of banks and other financial institutions are frequently made in Congress, in the Oregon State Legislature, and before various bank regulatory agencies. In addition, there continue to be proposals in Congress to restructure the banking system.

Some of the significant areas of bank regulation, including significant federal legislation affecting state-chartered banks, are generally discussed below.

Federal Bank Holding Company Regulation

As a financial bank holding company, the Company is subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, which places the Company under the supervision of the Board of Governors of the Federal Reserve System ("FRB"). In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities related to banking. Certain recent legislation commonly referred to as the Gramm-Leach-Bliley Financial Services Modernization Act ("GBLA") was designed to expand opportunities for banks and bank holding companies.

FRB Regulation. The Company must obtain the approval of the FRB: (1) before acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such a bank; (2) before merging or consolidating with another bank holding company; and (3) before acquiring substantially all of the assets of any additional banks.

The Company is required by the BHCA to file annual and quarterly reports and such other reports as may be required from time to time by the FRB. In addition, the FRB conducts periodic examinations of the Company.

Support of Subsidiaries. Under FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to, and commit resources to support, each of its subsidiaries. Any capital loans the Company makes to its subsidiary are subordinate to deposits and to certain other indebtedness of the subsidiary. The Crime Control Act of 1990 provides that, in the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment the bank holding company has made to a federal bank regulatory agency to maintain the capital of a subsidiary and this obligation will be entitled to a priority of payment.

Tying Arrangements. The Company and the subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiary may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor. Until recently, the FRB extended its bank-tying restrictions to bank holding companies and their non-bank subsidiaries. However, effective April 21, 1997, the bank anti-tying rules will no longer apply to the non-bank subsidiaries of a bank holding company.

State Law Restrictions. As a corporation chartered under the laws of the State of Oregon, the Company is also subject to certain limitations and restrictions under applicable Oregon corporate law. For example, these include limitations and restrictions relating to: indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Securities Registration and Reporting. The Company is subject to the registration and reporting requirements of the Federal Securities Laws. The periodic reports, Proxy Statements, and other information filed by the Company with the Securities and Exchange Commission ("SEC") can be inspected and copied or obtained from the Washington, D.C., office of the SEC. In addition, the securities issued by the Company are subject to the registration requirements of the Securities Act of 1933 and applicable state securities laws unless exceptions to registrations are available.

Control Transactions. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been given 60 days prior written notice of the proposed acquisition, and within that time period, the FRB has not issued a notice disapproving the proposed acquisition, or extended for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttal resumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

In addition, any "company" would be required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares of the Company, or obtain control over the Company.

Federal And State Bank Regulation

Oregon state-chartered banks are subject to primary regulation and examination by the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities. The Bank is also subject to supervision, examination, and regulation by certain federal banking agencies. The Bank is insured (to applicable limits) by, and therefore is subject to regulation by, the FDIC.

Applicable federal and state statutes and regulations governing a bank's operations relate, among other matters, to capital requirements, required reserves against deposits, investments, loans, legal lending limits, certain interest rates payable, mergers and consolidations, borrowings, issuance of securities, payment of dividends (see below), establishment of branches, and dealings with affiliated persons. The FDIC has authority to prohibit banks under their supervision from engaging in what they consider to be an unsafe and unsound practice in conducting their business. Depository institutions, such as the Bank, are affected significantly by the actions of the FRB as it attempts to control the money supply and credit availability in order to influence the economy.

Dividends paid by the Bank to the Company are a material source of all of the Company's cash flow. Various federal and state statutory provisions limit the amount of dividends the Bank is permitted to pay to the Company without regulatory approval. FRB policy further limits the circumstances under which the bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

If, in the opinion of the applicable federal banking agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution could include the payment of dividends), the agency may require, after notice and hearing, that such institution cease and desist from such practice. In addition, the FRB and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

Under Oregon law, the Oregon regulatory authorities have the authority to suspend payment of any dividend of an Oregon institution if it is determined that the payment would result in the stockholders' equity in the institution, after payment of the dividend, to be inadequate for the safe and sound operation of the institution.

Federal law: (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

No person may acquire "control" of a bank unless the appropriate federal agency has been given 60 days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws.

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law in late 1991. As required by FDICIA, numerous regulations have been adopted by federal bank regulatory agencies, including the following: (1) federal bank regulatory authorities have established five different capital levels for banks and, as a general matter, enable banks with higher capital levels to engage in a broader rage of activities; (2) the FRB has issued regulations requiring standardized disclosures with respect to interest paid on deposits; (3) the FDIC has imposed restrictions on the acceptance of brokered deposits by weaker banks; (4) the FDIC has implemented risk-based insurance premiums; and (5) the FDIC has issued regulations requiring state-chartered banks to comply with certain restrictions with respect to equity investments and activities in which the banks act as a principal.

FDICIA recapitalized the Bank Insurance Fund ("BIF") and required the FDIC to maintain the BIF and Savings Association Insurance Fund ("SAIF") at 1.25% of insured deposits by increasing deposit insurance premiums as necessary to maintain such ratio. FDICIA also required federal bank regulatory authorities to prescribe, by December 1, 1998, (1) non-capital standards of safety and soundness; (2) operational and managerial standards for banks; (3) asset and earnings standards for banks and bank holding companies addressing such areas as classified assets, capital, and stock price, and (4) standards for compensation of executive officers and directors of banks. However, this provision was modified by recent legislation to allow federal regulatory agencies to implement these standards through either guidelines or regulations.

FIRREA

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") became effective on August 9, 1989. Among other things, this far-reaching legislation (1) phased in significant increases in the FDIC insurance premiums paid by commercial banks; (2) created two deposit insurance pools within the FDIC, one to insure commercial banks and savings bank deposits and the other to insure savings association deposits; (3) for the first time, permitted bank holding companies to acquire healthy savings associations; (4) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other federal services from their local Federal Home Loan Banks; and (5) greatly enhanced the regulators' enforcement powers by removing procedural barriers and sharply increasing the civil and criminal penalties for violating statutes and regulations.

Interstate Banking And Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Individual states had the authority to "opt out" of certain of these provisions. The Interstate Act allowed states to enact "opting-in" legislation that (i) permitted interstate mergers within their own borders before June 1, 1997, and (ii) permitted out-of-state banks to establish de novo branches within the state. As of September 29, 1996, bank holding companies could purchase banks in any state, and states may not prohibit such purchases. Additionally, beginning June 1, 1997, banks were permitted to merge with banks in other states as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Oregon, effective February 27, 1995, enacted "opting in" legislation generally permitting interstate mergers, subject to certain restrictions. Given that Oregon permitted interstate banking for a number of years, this legislation was not expected to have profound impact on banking in Oregon or on the Company or the Bank's operations in particular.

CRA

The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the records of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. Those factors are also considered in evaluating mergers, acquisitions, and applications to open a branch of facility.

Gramm-Leach-Bliley Financial Services Modernization Act

On November 12, 1999, the Gramm-Leach-Bliley Financial Service Modernization Act of 1999 ("GLB Act") was signed into law. The purpose of this legislation is to modernize the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Generally, the GLB Act:

(1) repealed the historical restrictions and eliminates many federal and state law barriers to affiliations among banks, securities firms, insurance companies and other financial service providers;

(2) broadened the activities that may be conducted by national banks, banking subsidiaries of bank holding companies and their financial subsidiaries;

(3) provided an enhanced framework for protecting the privacy of consumer information; and

(4) addressed a variety of other legal and regulatory issues affecting day-to-day operations and long-term activities of financial institutions.

The GLB Act also imposed certain obligations on financial institutions to develop privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect and secure customer data. These privacy provisions were implemented by regulations that were effective on November 12, 2000. Compliance with the privacy provisions was required by July 1, 2001.

USA PATRIOT Act

In response to the events of September 11th, President George W. Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, on October 26, 2001. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions.

Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements:

- All financial institutions must establish anti-money laundering programs.

- Financial institutions that establish, maintain, administer, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) to establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

- Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign banks that do not have a physical presence in any country, and will be subject to certain record-keeping obligations with respect to correspondent accounts of foreign banks.

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

To date, it has not been possible to predict the impact the USA PATRIOT Act and its implementing regulations may have on the Company and the Bank.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") was signed into law by President Bush on July 30, 2002 in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act is the most far-reaching U.S. securities legislation enacted in some time. The Sarbanes-Oxley Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission ("SEC"), under the Securities Exchange Act of 1934 ("Exchange Act").

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The full effect and/or impact of the Act on the Company and its subsidiary are unknown at this time. However, we anticipate that we will incur additional expenses as a result of the Act, especially in our documentation and testing requirements under Section 404 of the Act. The estimated amount of those expenses is uncertain at this time.

Capital Adequacy Requirements

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

FDIC Insurance

The Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Effects of Government Monetary Policy

The earnings and growth of the Company are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, by its open market operations in U.S. Government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits. These activities influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Company cannot be predicted with certainty.

Changes In Banking Laws And Regulations

The laws and regulations that affect banks and bank holding companies frequently undergo significant changes at the federal and state levels. Bills are introduced from time to time in the United States Congress that contain proposals to alter the structure, regulation, and competitive relationships of the nation's financial institutions. Any changes in laws and regulations could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities (including activities in the insurance and securities fields), or affecting the competitive balance among banks, savings associations, and other financial institutions. Such changes could also reduce the extent of federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, alter the extent to which banks could engage in securities activities, alter the taxation of banks, bank holding companies and other financial services organizations, and change the structure and jurisdiction of various financial institution regulatory agencies. Such ongoing changes in laws and regulations, and the extent to which the business of the Company might be affected thereby, cannot be predicted with certainty.

ITEM 2. PROPERTIES

The principal properties of the Company and its subsidiary, Citizens Bank, are comprised of banking facilities owned or leased by the subsidiary.

The main office of Citizens Bank is located in the heart of the business and retail center in Corvallis, Oregon. The building was constructed in 1977 and has approximately 30,000 square feet of space on two levels above ground and a full basement. The second floor is occupied by the administrative support team, which includes the President/Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer, the Chief Lending Officer, Administrative Assistants and the Loan Service Center.

The first floor serves as the main banking office for the Bank. It is occupied by a manager, a lending staff, an operations staff, tellers, marketing officer, new accounts staff, training officer and mortgage department staff.

The basement is occupied by the Accounts Service Center. It includes a manager, two operations officers, proof and data processing staff, inventory, wire transfer, telephone, and courier staff. All of the Bank's centralized functions, i.e., management, proof and data information, loan documentation, loan administration, cash services, mail services, accounting and human resources, occur in this building. The Bank owns this building.

The Bank operates eleven (11) full service branches, of which six (6) are owned and five (5) are leased. The Company also operates a Mortgage Loan Department in Corvallis, Oregon in a leased building. These buildings range in size from 2,500 square feet to approximately 30,000 square feet. Their primary function and use is to provide banking service to the Bank's customers. See the Contractual Obligations table on page 28 for a summary of our lease requirements. The following sets forth certain information regarding the Bank's office facilities.

Main Office 275 SW Third Street Corvallis, Oregon	Junction City Office 955 Ivy Street Junction City, Oregon	East Albany Office (1) 2315 14th Ave. SE Albany, Oregon
Circle Office (2) 978 NW Circle Blvd. Corvallis, Oregon	Philomath Office 1224 Main Street Philomath, Oregon	West Albany Office (3) 2230 Pacific Blvd. SE Albany, Oregon
Veneta Office (4) 88312 Territorial Road Veneta, Oregon	McMinnville Office 455 NE Baker Street McMinnville, Oregon	Harrisburg Office (5) 230 North 3rd Street Harrisburg, Oregon
Dallas Office (6) 583 SE Jefferson Dallas, Oregon	Springfield Office (7) 2073 Olympic Street Suite 100 Springfield, Oregon	Mortgage Department (8) 201 NW Third Street Suite B Corvallis, Oregon

(1) Mennonite Home, satellite office of the East Albany Branch. This limited facility is open to the large retirement/assisted living center for two hours Monday through Friday. Lease renewed on February 29, 2003 for a three-year term.
(2) Premises leased under an original lease agreement dated May 1, 1970 and a supplemental lease agreement dated August 16, 1994. The lease expires January 1, 2020.
(3) Ground lease under ground lease agreement dated May 29, 1998. The lease expires in year 2048.
(4) Premises leased under a supplemental lease agreement dated October 30, 1998. The lease expired on December 31, 2003. The premises are being leased month-to-month while new lease terms are being negotiated.
(5) Premises leased under a lease agreement dated May 4, 2001. The lease expires May 4, 2006, with the right to renew for two additional periods of five years each.
(6) Dallas branch ground lease commenced November 7, 2002 for five years with the option to renew for two five-year terms.
(7) Premises leased under a lease agreement dated June 1, 2003. The lease expires on May 31, 2006 with the right to renew for two additional periods of three years each.
(8) Premises leased under a lease agreement dated September 1, 2003, which expires August 31, 2005.

The Bank owns or leases all of the facilities described above. Management believes that the facilities are of sound construction, in good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

ITEM 3. LEGAL PROCEEDINGS

As of the date of filing this Form 10K neither the Company nor its subsidiary were a party to any material legal proceedings. Further, management is not aware of any threatened or pending lawsuits or other proceedings against the Company or its subsidiary which, if determined adversely, would have a material effect on the business or financial position of either of them. The Company or the Bank may from time to time become a party to litigation in the ordinary course of business, such as debt collection litigation or through an appearance as a creditor in a bankruptcy case.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2003, no matters were submitted to the Company's security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITES

There is no established market for the Company's common stock, and the stock is not listed on and does not trade on or through any exchange or quotation system. There is no expectation that an established market will develop for the Company's common stock. As the transfer agent for the Company's common stock, Citizens Bank keeps an informal record of persons expressing an interest in buying or selling the Company's common stock and introduces prospective buyers and sellers. Citizens Bank also keeps some informal records of prices paid and received for the Company's common stock by certain persons. Neither the Company nor the Bank does or will recommend prices for the Company's common stock.

There were 1,150 holders of record of the Company's no par value common stock as of March 1, 2004, and an estimated 87 additional beneficial holders whose stock was held in street name by brokerage houses. The last transaction price of the Company's common stock of which the Company is aware was $17.90 per share on March 1, 2004.

The Company has no formal dividend policy. The amount of any dividend is determined by the Bancorp Board of Directors and depends on the amount of profits generated and the growth objectives of the Company and the Bank, together with other factors considered by the Board in its discretion. Under Oregon law certain restrictions on the payment of dividends apply. Under these restrictions, a bank or holding company may not declare or pay any dividend in an amount greater than its retained earnings. In addition, applicable bank regulatory authorities have the power to require any bank to suspend the payment of any and all dividends until the bank shall have complied with all requirements that may have been imposed by such authorities.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the periods shown. This information is based solely on prices and information reported to Citizens Bank by those persons whose transactions have come to its attention. The reported prices do not represent all transactions in the Company and Citizens Bank can give no assurances as to the accuracy of the reported prices or the completeness of this information.

	High	Low
1999	$17.50	$12.90
2000	$14.44	$10.00
2001	$14.50	$9.75
2002	$15.00	$11.45
2003	$18.50	$12.49

Per share information for the current and prior periods reflect the effect of the stock dividends and stock splits.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the quarterly periods shown. This information is subject to the qualifications set forth above.

	High	Low
2002		
First quarter	$14.75	$11.45
Second quarter	$12.50	$12.00
Third quarter	$12.50	$12.00
Fourth quarter	$15.00	$12.25
2003		
First quarter	$15.00	$12.49
Second quarter	$16.95	$13.00
Third quarter	$17.40	$15.00
Fourth quarter	$18.50	$17.00

The Company made no stock repurchases in the quarter ended December 31, 2003.

Citizens Bank/Bancorp, Common Equity Holding. As of December 31, 2003, there were 4,554,242 shares outstanding, held by 1,123 shareholders of record. As of March 1, 2004, there were 1,150 holders of Citizens Bancorp and 4,617,997 shares outstanding. Since December 31, 2003, 61,727 shares were issued under the Dividend Reinvestment Plan.

Holders are determined on the basis of ownership. Each entity that owns one or more shares is determined to be a holder. Holders can be individuals, partnerships, corporations, trusts, or any entity that can legally hold assets in the State of Oregon. Two or more individuals together can also be a holder, such as a husband and wife or a parent and child.

The Company has no formal dividend policy. The amount of any dividend is determined by the Bancorp Board of Directors and depends on the amount of profits generated and the growth objectives of the Company and the Bank, together with other factors considered by the Board in its discretion. Under Oregon law certain restrictions on the payment of dividends apply. Under these restrictions, a bank or holding company may not declare or pay any dividend in an amount greater than its retained earnings.

The following sets forth, for the calendar years shown, the cash and stock dividends per share of common stock declared by Citizens Bancorp.

	Cash Dividend	Stock Dividend
1999	$ .33	5%
2000	$ .33	--
2001	$ .34	--
2002	$ .41	--
2003	$ .46	10%

Per share information for prior periods reflect the effects of the stock dividends.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's consolidated financial statements and accompanying notes presented herein.

(In thousands, except share data)

Year ended December 31,	2003	2002	% increase (decrease) 2002 to 2003	2001	2000	1999
EARNINGS						
Total interest income	$ 16,312	$ 17,575	(7.19%)	$ 18,755	$ 18,436	$ 17,023
Total interest expense	2,082	3,322	(37.33%)	5,674	6,241	6,046
Net interest income	14,230	14,253	(0.16%)	13,081	12,195	10,977
Provision for credit losses	270	624	(56.73%)	733	454	264
Net interest income after provision for credit losses	13,960	13,629	2.43%	12,348	11,741	10,713
Total non-interest income	4,113	3,773	9.01%	3,396	2,672	2,403
Total non-interest expense	10,203	9,793	4.19%	9,181	8,587	8,079
Income before taxes	7,870	7,609	3.43%	6,563	5,826	5,037
Income taxes	2,858	2,751	3.89%	2,535	2,214	1,783
Net income	$ 5,012	$ 4,858	3.17%	$ 4,028	$ 3,612	$ 3,254
PER COMMON SHARE (1)						
Net income	$ 1.10	$ 1.07	2.80%	$ .88	$ .79	$ .72
Diluted Basic	1.09	1.07	1.87%	.88	.79	.72
Cash dividends	.46	.41	12.20%	.34	.33	.33
Book value	7.82	7.20	8.61%	6.54	5.95	5.36
PERIOD END BALANCES						
Total assets	$ 326,269	$ 312,639	4.36%	$ 278,529	$ 244,380	$ 239,606
Net loans	185,053	178,333	3.77%	171,196	158,920	139,123
Deposits	235,759	227,363	3.69%	231,821	200,960	194,350
Repurchase agreements	50,907	48,059	5.93%	14,298	12,651	13,425
Shareholders' equity	35,617	32,330	10.17%	29,524	27,063	24,342
PERFORMANCE RATIOS						
Return on Average Assets	1.59%	1.64%		1.48%	1.52%	1.36%
Return on Average Equity	14.06%	15.32%		13.76%	13.75%	13.22%
Average Equity to Average Assets	11.32%	10.73%		10.74%	11.03%	10.29%
Efficiency Ratio (2)	54.92%	53.63%		55.03%	57.01%	59.57%

(1) Per share amounts and the average number of shares outstanding have been restated for a stock dividend of 10% in 2003.
(2) The efficiency ratio is computed by dividing total non-interest expenses by the total of net interest income and total non-interest income. Net interest income used in the calculation includes tax equivalent adjustments (at the federal statutory rate of 34%) related to income on securities that are exempt from federal taxes.

Selected Quarterly Financial Data

The following table sets forth the Company's unaudited data regarding operations for each Quarter for 2003 and 2002. This information, in the opinion of management, includes all normal recurring adjustments necessary to state fairly the information set forth herein.

2003 Quarters Ended,	Dec. 31	Sept. 30	June 30	March 31
EARNINGS				
Total interest income	$ 3,903	$ 4,099	$ 4,128	$ 4,182
Total interest expense	(418)	(457)	(576)	(631)
Net interest income	**3,485**	**3,642**	**3,552**	**3,551**
Provision for credit losses	(49)	(50)	(80)	(91)
Net interest income after provision for credit losses	**3,436**	**3,592**	**3,472**	**3,460**
Total non-interest income	1,003	1,015	1,071	1,024
Total non-interest expense	(2,659)	(2,617)	(2,426)	(2,501)
Income before taxes	**1,780**	**1,990**	**2,117**	**1,983**
Income taxes	643	715	760	740
Net income	**$ 1,137**	**$ 1,275**	**$ 1,357**	**$ 1,243**
PER COMMON SHARE (1)				
Basic	$ .25	$ .28	$ .30	$ .27
Diluted	.24	.28	.30	.27
Basic weighted average number of outstanding shares (1)	4,554,204	4,553,078	4,561,387	4,557,227
Diluted weighted average number of outstanding shares (1)	4,596,392	4,592,104	4,578,302	4,561,858

(1) Adjusted to reflect stock repurchases in 2003 and 2002, dividends reinvested, and 10% stock dividend in 2003.

(In thousands, except share data)

2002 Quarters Ended,	Dec. 31	Sept. 30	June 30	March 31
EARNINGS				
Total interest income	$ 4,356	$ 4,492	$ 4,410	$ 4,317
Total interest expense	(747)	(847)	(828)	(900)
Net interest income	**3,609**	**3,645**	**3,582**	**3,417**
Provision for credit losses	(310)	(167)	(84)	(63)
Net interest income after provision for credit losses	**3,299**	**3,478**	**3,498**	**3,354**
Total non-interest income	961	1,017	996	799
Total non-interest expense	(2,600)	(2,399)	(2,516)	(2,278)
Income before taxes	**1,660**	**2,096**	**1,978**	**1,875**
Income taxes	591	750	657	753
Net income	**$ 1,069**	**$ 1,346**	**$ 1,321**	**$ 1,122**
PER COMMON SHARE (1)				
Basic	$ .24	$ .30	$ .29	$ .24
Diluted	.24	.30	.29	.24
Basic weighted average number of outstanding shares (1)	4,492,601	4,498,358	4,528,979	4,568,592
Diluted weighted average number of outstanding shares (1)	4,494,789	4,500,203	4,530,846	4,571,060

(1) Adjusted to reflect stock repurchases in 2003 and 2002, dividends reinvested, and 10% stock dividend in 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). We believe that the following is one of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Allowance for Credit Losses. The allowance for credit losses is established through a provision for credit losses charged to operations. The allowance for credit losses is a significant estimate and management and the Board of Directors regularly evaluate its adequacy by considering a number of factors, including, among other things, current loan grades and delinquency trends, historical loss rates, changes in the composition of the loan portfolio, overall portfolio quality, industry concentrations, and current economic factors and the effect of those factors on a borrower's repayment ability. The use of different estimates or assumptions could produce different provisions for credit losses. In addition, the allowance for credit losses is also subject to regulatory supervision and examination.

Results of Operations for Years Ended December 31, 2003, 2002, and 2001.

Net Income. For the three years ended December 31, 2003, the Company's net income was $5.012 million, $4.858 million, and $4.028 million, respectively. 2003 net income increased $.154 million or 3.2% as compared to 2002, which increased $.830 million or 20.6% over 2001. The Company's increased net income in 2003 resulted primarily from a reduction in the provision for credit losses and an increase in non-interest income. The reduced provision for credit losses was based on management's continuing analysis of the risk factors affecting the loan portfolio, and on actual loan loss experience. The increase in non-interest income in 2003 was the result of an increase in service charges on deposit accounts associated with the growth in the number of customer relationships, increased income from Bankcard as a result of increased product usage and customer relationships, and fee income from increased production by the Bank's mortgage department. Net interest income in 2003 was substantially unchanged from 2002, as interest income and interest expense were affected similarly by the ongoing general reduction in interest rates. Interest income and interest expense both decreased by $1.2 million, as lower rates generally offset the effect of larger earning asset and interest bearing liability totals.

The average rate earned on loans for 2003, 2002, and 2001 was 7.5%, 8.1%, and 9.0%, respectively. The net decrease in the average loan yield was due to the continuing reduction of market rates in 2003, and variable rate loans repricing to lower rates during 2003. Management believes that the customer relationships developed by its experienced loan officers and the expanding market area due to increased branch locations contributed to the increase in loan volumes in 2003.

The decrease in the investment portfolio income was due to the reinvestment of maturing and called securities into lower yielding investments as a result of the lower rate environment.

The increase in average earning assets in 2003 is primarily reflected in increases in loan and security volumes. Average yields on earning assets for 2003, 2002, and 2001 were 5.8%, 6.6%, and 7.9%, respectively.

Interest Income. Interest income totaled $16.3 million for the year ended December 31, 2003, a 7.2% decrease from the $17.6 million for 2002, which was a 6.3% decrease from the $18.8 million for 2001. The decrease in both 2003 and 2002 resulted from decreased rates earned on loans and investment securities due to the impact of rate decreases during the year which negated any increases in earnings from growth in volumes.

Interest Expense. Interest expense for the year ended December 31, 2003 was $2.1 million, a 37.3% decrease from the $3.3 million expense for 2002, which was a 41.5% decrease over the $5.7 million expense for 2001. The decrease in interest expense in 2003 resulted primarily from lower interest rates paid on deposits as compared to the same period in 2002 ($.9 million), as the declining rate environment nationally continued throughout 2003, and to a lesser extent from the decrease in our deposit levels ($.3 million). The decrease in 2002 as compared to 2001 was also primarily the result of lower rates paid on deposits, with rates declining rapidly as a result of the Federal Reserve Bank's multiple interest rate reductions in 2001. The effect of the lower rates reducing interest expense in 2002 ($2.5 million) was greater than the increase in interest expense related to increased levels of deposits during the year ($.1 million). Interest on customer repurchase agreements increased in 2003, 2002, and 2001 as a result of increased relationships and the underlying account balances which was greater than the effect of the lower rates paid during those years.

Net Interest Income. Net interest income for the years 2003, 2002, and 2001 was $14.2 million, $14.3 million, and $13.1 million, respectively. Additionally, for the same periods beginning with 2003, net interest margins, on a tax equivalent basis, were 5.1%, 5.4%, and 5.5%, respectively. Despite an increase in volumes, the decrease in the net interest margin from 2001 to 2002 and from 2002 to 2003 was primarily due to the reduced average rates earned on loans and investment securities, which had a greater impact than the reduced cost of interest bearing liabilities.

The following table sets forth, for the periods indicated, interest income and interest expense with the resulting average yield or rate by category of average earning assets and average interest bearing liabilities.

Average Balances and Tax-Equivalent Net Interest Margin

Year Ended December 31,	**2003**			**2002**			**2001**		
(In thousands)	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid
ASSETS									
Loans (2)	$186,498	$ 13,976	7.49%	$177,795	$ 14,428	8.11%	$167,842	$ 15,075	8.98%
Investment securities:									
Taxable	73,244	1,728	2.36%	63,619	2,386	3.75%	51,447	2,777	5.40%
Tax-exempt (1)	11,484	688	6.00%	10,757	702	6.53%	9,013	600	6.66%
Total Investment Securities	**84,728**	**2,416**	**2.85%**	**74,376**	**3,088**	**4.15%**	**60,460**	**3,377**	**5.59%**
Interest bearing deposits in banks and federal funds sold	13,671	154	1.13%	17,466	298	1.71%	12,520	507	4.05%
Total earning assets	**284,897**	**16,546**	**5.81%**	**269,637**	**17,814**	**6.61%**	**240,822**	**18,959**	**7.87%**
Cash and due from banks	17,736			14,014			23,302		
Premises and equipment - net	6,760			5,531			5,396		
Other assets	8,184			8,243			4,761		
Allowance for credit losses	(2,687)			(2,280)			(1,751)		
Total	**$314,890**			**$295,145**			**$272,530**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Savings, MMDA, NOW	$ 136,504	(448)	.33%	$ 126,675	(773)	.61%	$ 108,234	(1,472)	1.36%
Time	51,842	(926)	1.79%	66,350	(1,997)	3.01%	72,837	(3,712)	5.10%
Total interest-Bearing deposits	**188,346**	**(1,374)**	**.73%**	**193,025**	**(2,770)**	**1.44%**	**181,071**	**(5,184)**	**2.86%**
Repurchase agreements	44,532	(699)	1.57%	28,398	(536)	1.89%	16,002	(449)	2.81%
Other borrowings	978	(9)	.92%	1,032	(16)	1.55%	1,170	(41)	3.50%
Total interest-bearing liabilities	**233,856**	**(2,082)**	**.89%**	**222,455**	**(3,322)**	**1.49%**	**198,243**	**(5,674)**	**2.86%**
Demand deposits	44,109			38,983			32,062		
Other liabilities	1,274			2,009			12,944		
Shareholders' equity	35,651			31,698			29,281		
Total	**$314,890**			**$295,145**			**$272,530**		
Net interest income (1)		$ 14,464			$ 14,492			$ 13,285	
Interest income as a % of avg. earning assets			5.81%			6.61%			7.87%
Interest expense as a % of avg. earning assets			.73%			1.24%			2.36%
Net interest margin			5.08%			5.37%			5.51%

(1) Includes taxable equivalent adjustments related to income on securities that is exempt from federal income taxes. The federal statutory rate was 34%.
(2) For purposes of these calculations, nonaccrual loans are included in the average loan balance outstanding. Loan fees and late charges of $697, $719, and $567 are included in interest income for 2003, 2002 and 2001.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volumes and rates. Changes not due solely to volume or rate changes are allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

	2003 versus 2002 Increase (decrease) Due to change in			2002 versus 2001 Increase (decrease) Due to change in		
(in thousands)	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
INTEREST INCOME						
Loans	$ 685	$ (1,137)	$ (452)	$ 861	$ (1,508)	$ (647)
Investment securities	499	(1,171)	(672)	1,463	(1,752)	(289)
Interest-bearing deposits in banks and federal funds sold	(104)	(40)	(144)	153	(362)	(209)
Total interest income	**1,080**	**(2,348)**	**(1,268)**	**2,477**	**(3,622)**	**(1,145)**
INTEREST EXPENSE						
NOW, MMDA & Savings deposits	56	(381)	(325)	218	(917)	(699)
Time deposits	(643)	(428)	(1,071)	(368)	(1,347)	(1,715)
Repurchase agreements	265	(102)	163	268	(181)	87
Other borrowings	(1)	(6)	(7)	(4)	(21)	(25)
Total interest expense	**(323)**	**(917)**	**(1,240)**	**114**	**(2,466)**	**(2,352)**
Changes in net Interest income	**$ 1,403**	**$ (1,431)**	**$ (28)**	**$ 2,363**	**$ (1,156)**	**$ (1,207)**

The following chart further reflects changes in average balances and rates from the year ended December 31, 2003 to the year ended December 31, 2002.

Increase (Decrease) In Average Balance:		**Increase (Decrease) In Average Rate:**	
Loans	4.89%	Loans	(7.65)%
Investments	13.92%	Investments	(31.32)%
Fed Funds & Deposits	(21.73)%	Fed Funds & Deposits	(33.98)%
Total Earning Assets	**5.66%**	**Total Earning Assets**	**(12.09)%**
NOW, MMDA, Savings	7.76%	NOW, MMDA, Savings	(46.22)%
Time	(21.87)%	Time	(40.65)%
Repurchase Agreements	56.81%	Repurchase Agreements	(16.84)%
Other Borrowings	(5.23)%	Other Borrowings	(40.64)%
Total Int Bear Liabilities	**5.13%**	**Total Int Bear Liabilities**	**(40.38)%**

The following chart further reflects changes in average balances and rates from the year ended December 31, 2002 to the year ended December 31, 2001.

Increase (Decrease) In Average Balance:		Increase (Decrease) In Average Rate:	
Loans	5.93%	Loans	(9.65)%
Investments	23.02%	Investments	(26.05)%
Fed Funds & Deposits	39.50%	Fed Funds & Deposits	(57.87)%
Total Earning Assets	**11.97%**	**Total Earning Assets**	**(16.08)%**
NOW, MMDA, Savings	17.04%	NOW, MMDA, Savings	(55.13)%
Time	(8.91)%	Time	(40.94)%
Repurchase Agreements	77.47%	Repurchase Agreements	(32.73)%
Other Borrowings	(11.79)%	Other Borrowings	(55.76)%
Total Int Bear Liabilities	**12.21%**	**Total Int Bear Liabilities**	**(47.82)%**

Net Interest Income After Provision For Credit Losses. Net interest income after the provision for credit losses was $14.0 million at December 31, 2003, $13.6 million at December 31, 2002, and $12.3 million at December 31, 2001. Total provision for credit losses for the three years ending December 31, 2003 was $270,000, $624,000, and $733,000, respectively. The Company decreased the 2003 provision for credit losses based on its analysis of probable losses in the loan portfolio derived from the loan grading system and the loss analysis of impaired loans as of December 31, 2003. Charge-offs of $54,000, $237,000, and $101,000 were realized in 2003, 2002, and 2001, respectively. Recoveries were $3,000, $13,000, and $4,000 during the same periods. Historically, the Company's loan charge-off levels have been very low compared to its peers. Management will continue to monitor and analyze charge-off levels closely. Management's assessment of the allowance for credit losses includes various factors such as delinquent and non-performing loans, historical analysis of credit loss experience, knowledge of the present and anticipated economic future of its market areas, and loan grades. Management believes the high quality of the loan portfolio reflects the Bank's strong internal controls, excellent loan policy standards, experienced loan officers and conservative underwriting practices. Management believes the allowance for credit losses at December 31, 2003 of $2.8 million is adequate. The allowance for credit losses to total loans at December 31, 2003, 2002, and 2001 respectively was 1.47%, 1.41%, and 1.24%.

Non-Interest Income. Non-interest income was $4.1 million for the year ended December 31, 2003, a 9.0% increase from $3.8 million in 2002, which was 11.1% higher than the $3.4 million in 2001. In both years the Bank experienced increased income from the mortgage loan origination activities in the low rate environment, increased service charges on customer accounts due to an increase in both the number of relationships and fee increases, and improved Bankcard income as a result of volume increases. In addition, in 2003 the Bank realized increased gains on the sale of available for sale securities. In 2002, the Bank experienced a full year on earnings on bank owned life insurance policies, which were purchased in late 2001 to help offset employee benefits costs.

Non-Interest Expense. Non-interest expenses consist primarily of employee salaries and benefits, occupancy, data processing, Bankcard services, office supplies, professional services and other non-interest expenses. Overall increases are a result of the Company's increased volume, management's emphasis on business development, start-up cost associated with the new branch in Springfield which opened in August 2003, the completion of the permanent branch building in Dallas which was completed in June 2003, higher levels of marketing, increased emphasis on staff training, and the increasing cost of medical insurance.

Non-interest expense was $10.2 million for the year ended December 31, 2003, an increase of $.4 million or 4.2% from the year ended December 31, 2002, which was an increase of $.6 million or 6.7% over the period ended December 31, 2001.

At the end of 2003, the Company employed 136 full time equivalent employees compared to 129 at the end of 2002 and 120 at the end of 2001. The primary increase in 2003 was due to the staffing of the new branch in Springfield. The increase in 2002 was due to the staffing of the new Dallas Branch and the hiring of a training officer. The Company has continued to increase staff productivity through training, education, and hiring practices.

Income Taxes. Income tax expense for 2003 was $2.9 million or 36.3% of income before taxes, 2002 was $2.8 million or 36.2% of income before taxes, and 2001 was $2.5 million or 38.6% of income before taxes.

Asset/Liability Management. The Company uses an asset/liability modeling system called ALX to estimate the degree of interest rate risk and market risk inherent in its mix of interest earning assets and interest bearing liabilities. The Company's strategy is to keep a position that is very close to "balanced". That is, the repricing of assets and liabilities would move much at the same rate. The Company's profitability is dependent to a large extent on net interest income. The Company has become both asset and liability sensitive, meaning the Company's net interest margin may decline slightly if rates rise and decline slightly if rates fall. If rates increase, and more loans float off of floors, net interest income should increase.

Liquidity and Sources of Funds. The Company's primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, short-term borrowings, advances on lines of credit from correspondent banks and from the Federal Home Loan Bank of Seattle, and the purchase of federal funds. The Company can anticipate the availability of funds from scheduled loan repayments, maturities of securities and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition, and other factors.

Deposits are a primary source of new funds. At December 31, 2003, total deposits were $235.8 million, $227.4 million at December 31, 2002 and $231.8 million at December 31, 2001. The decrease in time certificates of deposits was a result of management's decision not to pay above-market rates for time deposits in competition with other financial institutions when liquidity is well within established asset-liability guidelines.

The Company had securities sold under agreements to repurchase (REPOs) at December 31, 2003, 2002, and 2001 of $50.9 million, $48.1 million, and $14.3 million, respectively. REPOs represent an agreement between the Bank and a customer to collateralize funds deposited by the customer in an interest bearing repurchase sweep account. The Bank secures the REPO account with US Treasury and/or Government Agency Securities. In consideration of the funds deposited, the Bank transfers the security to the customer. The Bank agrees to repurchase the security on the next business day for the amount of the deposit plus simple interest on that amount calculated for one day at the rate established for REPO accounts as set by the Bank for that day. The funds provided by REPOs are considered borrowings, not deposits, and are not covered by FDIC insurance. Management believes the growth in REPOs is a result of continuing penetration into the commercial deposit markets due to the Company's emphasis on customer service, its relationship style of banking and on continuing difficulties in the stock market.

Management anticipates that the Company will rely primarily on deposit growth, maturities of investment securities, sales of "available for sale securities," and loan repayments to meet its liquidity needs. Borrowings can be used to provide liquidity for short-term, needs but it is the practice of the Company to attempt to fund long-term loans and investments with core deposits and earnings, not short-term borrowings. A limited amount of borrowings may be used on a long-term basis to fund lending activities and to match maturities or repricing intervals of assets.

The overall cost of funds was as follows:

COST OF FUNDS		
2003	2002	2001
.9%	1.5%	2.9%

The average daily amount of deposits and rates paid on deposits is summarized for the periods indicated in the following table.

	2003		**2002**		**2001**	
(In Thousands)	Amount $	Rate %	Amount $	Rate %	Amount $	Rate %
DEPOSITS						
Demand	$44,109	--	$38,983	--	$32,062	--
Interest-bearing demand	$33,850	.16%	$30,270	.19%	$25,647	.51%
Savings	$102,654	.38%	$96,405	.74%	$82,587	1.62%
Time	$51,842	1.79%	$66,350	3.01%	$72,837	5.10%
Total	**$232,455**		**$232,008**		**$213,133**	

The following table indicates the amount of the Bank's certificates of deposits with balances equal to or greater than $100,000 classified by time remaining until maturity as of December 31, 2003.

Maturity Period	Certificates of Deposit (In Thousands)
3 months or less	$6,965
3 months through 6 months	3,122
6 months through 12 months	6,118
Over 12 months	1,714
TOTAL	**$17,919**

The following table is a summary of securities sold under repurchase agreement (REPO) for each of the last three years.

	(Dollars in Thousands)		
	2003	**2002**	**2001**
Securities sold under agreement to repurchase:			
Average interest rate			
At year end	1.2%	1.8%	1.8%
For the year	1.6%	1.9%	2.8%
Average amount outstanding during the year	$ 44,532	$ 28,398	$ 16,002
Maximum amount outstanding at any month end	$ 50,907	$ 48,059	$ 19,070
Amount outstanding at year end	$ 50,907	$ 48,059	$ 14,580

Contractual Obligations

The following table sets forth the Company's contractual obligations as December 31, 2003.

	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Operating Leases (1-9)	$ 1,732	$ 139	$ 214	$ 115	$ 1,264
Certificates of Deposit	$ 48,965	$ 42,767	$ 6,185	$ 13	
Short-term Borrowings	$ 50,907	$ 50,907			

Operating Leases

(1) Veneta Branch building leased under a supplemental lease agreement dated October 30, 1998. The lease expired on December 31, 2003. The premises are being leased month-to-month while new lease terms are being negotiated.
(2) West Albany Branch land lease dated May 29, 1998 for a term of fifty years. On each fifth annual anniversary date of the lease, rent is adjusted based on any increase in the Consumer Price Index. At no time will the rent decrease from the initial stated rent of $1,850 per month.
(3) Mortgage Department building lease, dated September 1, 2003, expires August 31, 2005 with no renewal provision. Monthly lease is $1,950.
(4) Springfield Branch building lease dated June 1, 2003 for a term of three years with the option to renew for two additional terms of three years each. Monthly lease totals $3,163 per month. On the first renewal date the rent increases to $3,229 per month.
(5) Harrisburg Branch building lease commenced May 4, 2001 for a five-year term with the option to renew for two five-year terms. Monthly rent expense for the first two years is $846, year three $896, year four $945, and year five $995.
(6) Dallas Branch ground lease commenced November 7, 2002 for five years with the option to renew for two five-year terms. Annual lease is $3,737 for the term of the first five-year period and will be negotiated at renewal.

(7) Circle Branch building lease commenced August 16, 1994 and expires January 31, 2020. Current monthly lease is $2,928. Lease agreement has annual rent adjusted based on the United States Bureau of Labor Statistics Consumer Price Index.
(8) Mennonite Home, satellite office of the East Albany Branch. This limited facility is open to the large retirement/assisted living center for two hours Monday through Friday. Lease renewed on February 29, 2003 for $396 per month. Lease is renewable every three years.

Capital Resources. The Company is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines that involve quantitative measures of the Company's assets, and certain off-balance-sheet items as calculated under regulatory accounting practices, the Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2003, the most recent notification from the Bank's regulator, categorized the Bank as well-capitalized under the applicable regulations. To be categorized as "well capitalized", the Company must maintain at least 10% total risk based capital, 6% Tier 1 risk based capital and 5% Tier 1 leverage capital.. There are no conditions or events since that notification that management believes have changed its category rating.

Shareholders' equity increased to $35.6 million at December 31, 2003, from $32.3 million in 2002 and $29.5 million in 2001. The increase reflects net income of $5.0 million, other comprehensive income of ($.3) million, $.8 million from the dividend reinvestment plan, and $.04 million in stock options exercised. These increases were primarily offset by a cash dividend declared of $2.1 million and share repurchases totaling $.2 million. The Company's average shareholders' equity, as a percentage of average assets, was 11.3% for the year ended December 31, 2003, 10.7% for the year ended December 31, 2002, and 10.7% for the year ended December 31, 2001.

As interest rates change, the value of the Bank's "available for sale" investment portfolio, which is reported at fair value, may be positively or negatively impacted and therefore may cause an increase or a reduction in reported shareholders' equity. Equity grew at 10.2% over the period between December 31, 2002 and December 31, 2003, while assets grew by 4.4% over the same period.

At December 31, 2003, the Company had no material commitments for capital expenditures that would negatively impact the Company's capital position.

The following table indicates the Company's capital adequacy position at December 31, 2003 and at December 31, 2002 and compares those positions to capital adequacy requirements.

Citizens Bancorp				
	Actual		For Capital Adequacy Purposes	
(in thousands) **As of December 31, 2003:**	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital (to Risk-Weighted Assets)	$38,235	16.86%	$18,141	≥8%
Tier 1 Capital (to Risk-Weighted Assets)	$35,470	15.64%	$9,070	≥4%
Tier 1 Capital (to average Total Assets)	$35,470	10.81%	$13,132	≥4%
As of December 31, 2002:				
Total Risk-Based Capital (to Risk-Weighted Assets)	$34,393	16.46%	$16,718	≥8%
Tier 1 Capital (to Risk-Weighted Assets)	$31,847	15.24%	$8,359	≥4%
Tier 1 Capital (to average Total Assets)	$31,847	10.25%	$12,463	≥4%

INVESTMENT PORTFOLIO

Investment Activities. The investment policy of the Company is established and monitored by the Board of Directors. The investment portfolio is structured to follow the guidelines contained within the policy which is designed to provide and maintain liquidity, generate a favorable return without incurring undo interest rate and credit risk and to complement the Bank's lending activities. Certain securities are used to collateralize public fund deposits, Treasury Tax and loan deposits, and REPO deposit accounts. The policy establishes the guidelines for classifying securities as either held to maturity or available for sale. The policy permits investments in various types of liquid assets permissible under applicable regulation. These assets include U.S. Treasury obligations, securities of various federal agencies, certificates of deposits at FDIC insured banks, Federal Home Loan Bank (FHLB) certificates of deposits, federal funds, U.S. Agency mortgage backed securities, and bank qualified general obligation or revenue bonds issued from the State of Oregon or Washington.

At December 31, 2003, the Company's portfolio totaled $92.1 million, primarily consisting of $80.2 million in U.S. agency securities available for sale and $11.9 million in state and municipal bonds held to maturity. The Company's investment portfolio has continually grown over the last three years due to the growth in deposits. The composition of the portfolio at each respective date is presented in the following tables.

	At December 31,					
	2003		2002		2001	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total
			(Dollars in thousands)			
Held-to-Maturity:						
Obligations of States and Political Divisions	$ 11,931	12.96%	$ 11,037	12.95%	$ 10,051	15.0%
Available-for-Sale:						
U.S. Agency	$ 80,154	87.04%	$ 67,088	78.73%	$ 41,078	61.33%
U.S. Treasury	$ --	--	$ 7,090	8.32%	$ 15,854	23.67%
Total Portfolio	$ 92,085	100%	$ 85,215	100%	$ 66,983	100%

The following table sets forth the maturities and weighted average yields of the investment securities in the Company's investment portfolio at December 31, 2003. The average yield shown for obligations of states and political subdivisions is not calculated on a tax-equivalent basis.

	Less Than One Year		One to Five Years		Five to Ten Years		Over Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield*
	(Dollars in thousands)							
Held-to-Maturity:								
Obligations of States and Political Divisions	$ 2,439	3.39%	$ 6,518	5.68%	$ 2,974	6.84%	--	--
Available-for-Sale:								
U.S. Agency	$ 1,934	2.15%	$ 78,220	2.05%	--	--	--	--
Total Portfolio	$ 4,373	2.84%	$ 84,738	2.33%	$ 2,974	6.84%	--	--

*Yield information is computed using the effective yield on the security and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Lending and Credit Management. Interest on loans is the primary source of income for the Company. Net loans represented 56.7% of total assets as of December 31, 2003 as compared to 57.0% at December 31, 2002. The Bank's goal is to serve the credit needs of the communities in which its offices are located. The primary focus for lending is small-to-medium sized businesses, professionals, and individuals. The Bank offers a broad base of loan products. Substantially all of the Bank's loans are to customers located within the Bank's service areas.

Although the risk of non-payment always exists, the type and level of risk changes with different types of loans. The primary source of repayment is the income generated by a business or by an individual. Loan risk is mitigated by lending to borrowers with proven credit histories and demonstrated ability to repay. Collateral provides an additional measure of security. The Bank manages risk in the loan portfolio through its loan policies, underwriting practices and continuing education for the lending professionals it employs.

At December 31, the following table sets forth the composition of the Bank's Loan Portfolio by type of loan as of the dates indicated.

	2003		2002		2001		2000		1999	
Type of Loan	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$21,765	12%	$21,377	12%	$22,589	13%	$29,088	18%	$26,520	19%
Agriculture	17,013	9%	16,196	9%	14,727	8%	14,816	9%	13,875	10%
Real Estate										
Construction	6,586	3%	15,474	8%	17,885	10%	8,651	5%	7,352	5%
1-4 Family	26,292	14%	30,430	17%	29,667	17%	30,202	19%	29,776	20%
Other	113,060	60%	93,990	52%	85,024	49%	73,505	46%	59,537	43%
Consumer	3,523	2%	3,882	2%	4,061	3%	4,710	3%	3,718	3%
Total Loans	**$188,239**		**$181,349**		**$173,953**		**$160,972**		**$140,778**	
Less Deferred Loan Fees	<421>		<470>		<611>		<542>		<584>	
Less Allowance for Credit Losses	<2,765>		<2,546>		<2,146>		<1,510>		<1,071>	
Net Loans	**$185,053**	**100%**	**$178,333**	**100%**	**$171,196**	**100%**	**$158,920**	**100%**	**$139,123**	**100%**

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans deemed to be uncollectible, or when the principal or interest payment becomes 90 days past due, unless the loan is well-secured and in the process of collection. At December 31, 2003 the Bank had $12 thousand in loans that were 90 days or more past due and still accruing interest.

The following table shows the contractual maturity of the Bank's gross loans at December 31, 2003. Loans having no stated schedule of repayments and no stated maturity, demand loans, and overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, deferred loan fees and discounts, and allowance for losses on loans. The table does not reflect any estimate of prepayments, which significantly shorten the average life of all loans and may cause the Bank's actual repayment experience to differ from that shown below.

	Within 1 year	After 1 year, but before 5 years	After 5 years, but before 10 years	After 10 years	Total
			(In Thousands)		
Commercial	$6,961	$13,234	$1,570	$0	$21,765
Agriculture	13,933	2,578	253	249	17,013
Real Estate					
Construction	5,298	1,288	0	0	6,586
1-4 Family	3,548	2,521	5,129	15,094	26,292
Other	9,226	13,909	21,223	68,702	113,060
Consumer	391	2,847	244	41	3,523
TOTAL LOANS	**$39,357**	**$36,377**	**$28,419**	**$84,086**	**$188,239**

The following table sets forth the dollar amount of all loans due one year or more after December 31, 2003, which have fixed interest rates and have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In Thousands)	
Commercial	$9,042	$5,762	$14,804
Agriculture	1,277	1,803	3,080
Real Estate			
Construction	0	1,288	1,288
1-4 Family	8,241	14,503	22,744
Other	27,974	75,860	103,834
Consumer	1,474	1,658	3,132
TOTAL	**$48,008**	**$100,874**	**$148,882**

Credit Loss Allowance and Provision. The allowance for credit losses has been established to absorb losses inherent in the loan portfolio and is based on continuing quarterly assessments of the estimated probable losses. The Company uses several key factors for assessing the appropriateness of the allowance. The key factors used are:

- The use of formulas for calculating the allowance
- Specific allowances for identified problem loans
- Subjective calculations

Subjective calculations take into consideration such factors as:

- Existing economic and business conditions effecting our market areas
- Loan growth and concentrations
- Credit quality trends
- Recent loss experience
- Specific industry conditions in particular segments of the portfolio
- Interest rate environment
- Duration of the current business cycle
- Bank regulatory examination results
- Internal and external loan examinations

The evaluation of each factor and the overall allowance is based on a continuing assessment of problem loans, historical loss experience, and other factors, including regulatory and economic. The Bank considers historical charge-off levels in addition to existing economic conditions and other factors when establishing the allowance for loan losses.

It is Bank policy that once each quarter, Bank management makes recommendations to the Board regarding the adequacy of the Bank's allowance for credit losses and any provision necessary to increase the allowance to the recommended level. Management's recommendations are based on an internal loan review process to determine specific potential loss factors on classified loans, risk factor of loan grades, historical loss factors derived from actual net charge-off experience, trends in non-performing loans, and other potential risks in the loan portfolio such as industry concentration, the local economy, and the volume of loans.

Management uses a loan grading system wherein loan officers assign a risk grade to each of their loans at inception and at intervals based on receipt of financial information, renewal, or when there is an indication that a credit may have improved or weakened. The risk grades in the loan portfolio are used in determining a factor that is used in analyzing the adequacy of the allowance for credit losses.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of those loans or groups of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the calculated allowance. Loss factors are based on the Bank's historical loss experience and other pertinent data and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

Specific allowances are established where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount calculated by the formula method. At December 31, 2003, the Bank's allowance for credit losses was $2.8 million, or 1.47% of total loans, and 104% of total non-performing assets, compared with an allowance for credit losses at December 31, 2002 of $2.5 million, or 1.40 % of total loans, and 1,958% of non-performing assets. It is the opinion of management that the allowance for credit losses at December 31, 2003 of $2.8 million is adequate.

The Bank's allowance incorporates the results of measuring impaired loans as provided in the Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". These accounting standards prescribe the measurement, income recognition and guideline concerning impaired loans.

During the Bank's regular loan review procedures, a loan is considered to be impaired when it is probable that it will be unable to collect all amounts due according to contractual terms of the loan agreement. A loan is usually not considered to be impaired during a period of minimal delay. Such period is generally defined as less than 90 days past due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair market value of collateral if the collateral is dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance when management believes, following collection efforts and collateral position, that the borrower's financial condition is such that collection of principal is not probable. Management continues to pursue collection after a loan is charged off until all possibilities for collection have been exhausted. Impaired loans totaled $2,350,000, $1,080,000, and $704,000 at December 31, 2003, 2002 and 2001, respectively. (See Note 4 to the consolidated financial statements for more information on impaired loans.)

The following table represents the composition of the allowance for credit loss.

	2003		2002		2001		2000		1999	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial	$ 284	12%	$ 209	12%	$ 333	13%	$ 271	18%	$ 203	19%
Agriculture	463	9%	617	9%	515	8%	136	9%	108	10%
Real Estate										
Construction	66	8%	158	8%	134	10%	91	5%	53	5%
1-4 Family	173	17%	444	17%	234	17%	272	19%	214	20%
Other	1,704	52%	1,032	52%	845	49%	695	46%	460	43%
Consumer	75	2%	86	2%	85	3%	45	3%	33	3%
	$2,765	100%	$2,546	100%	$2,146	100%	$1,510	100%	$1,071	100%

The following table represents information with respect to non-performing loans and other assets:

	2003	2002	2001	2000	1999
Loans on non-accrual status	$ 2,164	$ 130	$ 703	$ 1,117	$ 654
Accruing loans past due greater than 90 days	12	0	330	2	73
Total non-performing loans	2,176	130	1,033	1,119	727
Foreclosed real estate	476	0	0	205	0
Total non-performing assets	$ 2,652	$ 130	$ 1,033	$ 1,324	$ 727
Allowance for loan losses	$ 2,765	$ 2,546	$ 2,146	$ 1,510	$ 1,071
Allowance for loan losses/non-performing assets	104%	1,958%	208%	114%	147%
Non-performing loans/total loans	1.16%	.07%	.60%	.70%	.51%
Non-performing assets/total assets	.81%	.04%	.37%	.54%	.30%

Interest income which would have been realized on non-accrual loans was not significant to the accompanying consolidated financial statements. In addition loans past due 90 days or more and still accruing interest were not significant to the accompanying consolidated financial statements.

The Company has a policy that places loans on nonaccrual status after they become 90 days past due unless the loan is well secured and in the process of collection. The Company may place loans that are not contractually past due or that are fully collateralized on nonaccrual status as a management tool to actively oversee specific loans. Loans on nonaccrual status at December 31, 2003 were approximately $2.2 million, $130,000 at December 31, 2002, and $703,000 at December 31, 2001.

Four loans constitute the majority of the approximately $2.2 million in non-accrual status as of December 31, 2003. One loan of approximately $502,000 is a farm loan. The loan is not past due, but management is working with the borrower to have the loan reduced from the sale of other assets and the balance financed out of the Bank. Management deemed it prudent that the loan be on non-accrual status during the work out period. In management's estimation the collateral value is sufficient to cover the debt. The second loan of approximately $522,000 is a farm loan that is being restructured into a three-year pay out. Management anticipates the restructured loan will cash flow and will be paid out at the end of the term. In management's estimation the value of the collateral supports the debt. The third loan in the amount of approximately $574,000 is commercial real estate. The property has been sold and management anticipates that any resulting loss will be minimal. The fourth loan in the approximate amount of $372,000 is also commercial real estate. Management is in the process of foreclosure against the collateral. The appraisal value of the real estate supports the debt.

The Company is not aware of any loans continuing to accrue interest at December 31, 2003 that represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. Material credits about which management is aware of any information that would raise serious doubts as to the ability of such borrowers to comply with the loan repayment terms, have been fully reserved in the allowance for credit losses.

Applicable regulations require that each institution review and classify its assets on a regular basis. In addition, in connection with examinations of institutions, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When an institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for credit losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When an institution classifies problem assets as loss, it charges off the balance of the asset against the allowance for credit losses. Assets which do not currently expose the institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC and the State Banking Division which can order the establishment of additional loss allowances.

The aggregate amounts of the Bank's classified loans (as determined by the Bank), and of the Bank's allowances for credit losses at the dates indicated, were as follows:

	At December 31,		
	2003	**2002**	**2001**
		(In thousands)	
Loss	$ --	$ --	$ --
Doubtful	$ --	$ --	$ --
Substandard	$ 2,382	$ 2,133	$ 1,216
Special mention	$ 6,990	$ 7,161	$ 3,789
Total	**$ 9,372**	**$ 9,294**	**$ 5,005**
Allowance for credit losses	$ 2,765	$ 2,546	$ 2,146

The Bank's classified assets increased by $78 thousand at December 31, 2003, primarily as a result of a $249 thousand increase in loans classified as substandard and a $171 thousand decrease in loans classified as special mention.

Special Mention loans are loans that are currently protected, but have the potential to deteriorate to a Substandard rating. The borrower's financial performance many be inconsistent or below forecast, creating the possibility of liquidity problems and shrinking debt service coverage. The primary source of repayment is still good but there is increasing reliance on collateral or guarantor support. Collectability of the loan is not yet in jeopardy, but there is concern about the timeliness of repayment. Assets in this category are not adversely classified and currently do not expose the Bank to sufficient risk to warrant a substandard classification. One loan in the amount of $4.4 million accounted for 63% of the total outstanding in this category at year end 2003.

Substandard loans are unacceptable business or individual loans with the normal repayment in jeopardy. The loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. There are well defined weaknesses that jeopardize the repayment of the debt. As of December 31, 2003, four loan relationships accounted for 84% of the total outstanding in this category.

For the years ended December 31, 2001 through 2003, the Company charged $733,000, $624,000, and $270,000, respectively, to its provision for credit losses.

The following table summarizes transactions in the allowance for credit losses and details the charge-offs, recoveries, and net credit losses by loan category for the last five years.

	2003	2002	2001 (In Thousands)	2000	1999
Allowance At Beginning of Period:	**$2,546**	**$2,146**	**$1,510**	**$1,071**	**$1,419**
Provision for Credit Losses	270	624	733	454	264
CHARGE-OFFS:					
Commercial	15	105	41	24	560
Agriculture	0	0	0	0	0
Real Estate	0	0	0	0	0
Construction	0	0	0	0	0
1-4 Family	22	76	31	0	61
Other	0	0	0	1	0
Consumer	17	56	29	53	11
Total Charge-Offs:	**$ 54**	**$ 237**	**$ 101**	**$ 78**	**$ 632**
RECOVERIES:					
Commercial	1	6	2	63	1
Agriculture	0	0	0	0	0
Real Estate	0	0	0	0	0
Construction	0	0	0	0	0
1-4 Family	0	6	0	0	0
Other	0	0	0	0	0
Consumer	2	1	2	0	19
TOTAL RECOVERIES	**$ 3**	**$ 13**	**$ 4**	**$ 63**	**$ 20**
Net Recoveries (Charge-Offs)	**<51>**	**<224>**	**<97>**	**<15>**	**<612>**
Balance At End Of Period	**$ 2,765**	**$ 2,546**	**$ 2,146**	**$ 1,510**	**$ 1,071**
Ratio of Net Charge-Offs to Avg. Loans Outstanding	**.03%**	**.13%**	**.06%**	**.01%**	**.45%**

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset-Liability Management and Interest Rate Sensitivity

The Company's results of operations are largely dependent on its ability to manage net interest income. The principal purpose of asset-liability management is to manage the Bank's sources and uses of funds under various interest rate and economic conditions in order to stabilize net income and minimize risk.

The Bank analyzes its interest rate risk by simulation modeling and by traditional interest rate gap analysis. The model analyzes the Bank's current position and anticipated future results based on assumptions and estimations that management deems reasonable, although actual results may vary substantially.

The main component of asset-liability management is the management of the Bank's interest rate sensitivity and market risk. Interest-rate sensitivity is defined as the volatility in earnings resulting from changes in interest rates and/or the mismatch of repricing intervals between assets and liabilities. The Bank's management attempts to manage its assets and liabilities to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends. This is a "balanced position" strategy which lessens the volatility in interest income. Management actively manages the relationship between its interest rate sensitive assets and interest rate sensitive liabilities.

If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, a gap is present and exposure to interest rate risk exists. An interest rate sensitivity gap occurs when there is a different amount of rate sensitive assets than rate sensitive liabilities scheduled to reprice over the same period of time. The gap is considered positive when rate sensitive assets exceed rate sensitive liabilities, and negative when rate sensitive liabilities exceed rate sensitive assets. During a period of rising interest rates, a negative gap would generally tend to adversely impact net interest income while a positive gap would generally tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would generally tend to result in increased net interest income, while a positive gap would generally tend to adversely affect net interest income.

The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities over various contracted repricing periods and maturities as of December 31, 2003. Certain shortcomings are inherent in the traditional gap analysis presented in the table. For instance, although certain assets and liabilities may have similar repricing periods or maturities, historically they have been proven to react in different timings and degree to changes in market interest rates. Additionally, loan repayments and early withdrawals of certificates of deposits could cause the interest sensitivities to vary from those which appear in the table. The following table is based on contracted loan repricing periods and maturities where as previous loan tables in this document are based only on contracted maturities.

December 31, 2003 (in thousands)

	0 – 3 months	3 – 6 months	6 – 12 months	1 – 5 years	Over 5 years	Total
INTEREST EARNING – ASSETS						
Interest Bearing Deposits	$2,181	$ --	$ --	$ --	$ --	$2,181
Loans	31,550	11,429	16,025	72,656	56,158	187,818
Investments	0	937	3,436	84,614	3,098	92,085
TOTAL INTEREST – EARNING ASSETS	$33,731	$12,366	$19,461	$157,270	$59,256	$282,084
INTEREST BEARING – LIABILITIES						
Demand Deposits	$47,308	$ --	$ --	$ --	$ --	$47,308
Savings Deposits	139,486	--	--	--	--	139,486
Time Deposits	18,432	12,605	11,730	6,198	--	48,965
REPO'S	50,907	--	--	--	--	50,907
Other Borrowings	808	--	--	--	--	808
TOTAL INTEREST-BEARING LIABILITIES	$256,941	$12,605	$11,730	$6,198	$ --	$287,474
	$(223,210)	$(239)	$7,731	$151,072	$59,256	$(5,390)
CUMULATIVE INTEREST RATE SENSITIVITY GAP	$(223,210)	$(223,449)	$(215,718)	$(64,646)	$(5,390)	
CUMULATIVE GAP AS A PERCENT OF TOTAL EARNING ASSETS	(79.13)%	(79.21)%	(76.47)%	(22.92)%	(1.91)%	

On a straight gap measurement of interest rate sensitivity, the Company is slightly liability sensitive. Using the financial model with historical timings and degree of market rate change effecting the components of the balance sheet, the Company is both asset and liability sensitive. The Company will see little effect on its equity in either a rising or declining interest rate environment based on the balance sheet as of December 31, 2003. Management strives to maintain a balanced interest sensitivity position.

The Company sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows.

Increase in Interest Rates	Net Interest Margin Change	Decrease in Interest Rates	Net Interest Margin Change
+1%	$(447)	-.5%	$(45)
+2%	$(262)	-1%	$(89)

At December 31, 2003, the Company was both asset and liability sensitive, meaning that the Company's net interest margin ("NIM") may decline slightly if rates rise or fall. The Company's NIM should increase when rates rise to the point where more loans will begin to float off of floors and investments reprice at higher rates. In a rising rate environment, management anticipates that its deposit liability rates will increase at a slower rate due to the company's mix of deposits, high liquidity, and pricing strategies, which should result in an increase in NIM. For the year ending December 31, 2003, the Company's cost of funds was .9%.

Factors That May Affect Future Results of Operations. In addition to the other information contained in this report, the following risks may affect the Company. If any of these risks occurs, our business, financial condition or operating results could be adversely affected.

1. Growth and Management. Our financial performance and profitability will depend on our ability to manage recent and possible future growth. Although management believes that it has substantially integrated the business and operations of recent acquisitions, there can be no assurance that unforeseen issues relating to the acquisitions will not adversely affect us. In addition, any future acquisitions and continued growth may present operating and other problems that could have an adverse effect on our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

2. Changes in Market Interest Rates. Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of existing loans, the rates received on loans and securities and rates paid on deposits and borrowings. The relationship between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to decrease during times of rising interest rates and also decrease during times of falling interest rates. With any further declines in interest rates, our ability to proportionately decrease the rates on our deposit sources may not be possible due to competitive pressures given our current exceptionally low cost of funds. This may result in a larger decrease in our interest rate spread. Although we believe our current level of interest rate sensitivity is reasonable, significant decreases in interest rates may have an adverse effect on our business, financial condition and results of operations. Should interest rates increase in 2004, our interest rate spread could be expected to improve once loans with floors float off their floor and investments are redeployed into higher yielding securities.

3. Geographic Factors. Economic conditions in the communities we serve could adversely affect our operations. As a result of community bank focus, our results depend largely upon economic and business conditions in our service areas. A deterioration in economic and business conditions in our

market areas could have a material adverse impact on the quality of our loan portfolio, and the demand for our products and services, which in turn may have a material adverse effect on our results of operations. Further, a downturn in the national economy might further exacerbate local economic conditions. The extent of the future impact of these events on economic and business conditions cannot be predicted.

4. Regulation. We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact our operations. The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time. Significant new laws or changes in existing laws or repeal of existing laws may cause our results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for us.

5. Competition. Competition may adversely affect our performance. The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

6. Credit Risk. If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses. A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Independent Auditor's Report

Board of Directors
Citizens Bancorp
Corvallis, Oregon

We have audited the accompanying consolidated balance sheets of **Citizens Bancorp and Subsidiary** as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Citizens Bancorp and Subsidiary** as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 16, 2004

Contents

Consolidated Balance Sheets

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	$ 30,799	$ 17,722
Interest bearing deposits at other financial institutions	2,181	16,834
Securities available for sale	80,154	74,178
Securities held to maturity (fair value $12,509 and $11,571)	11,931	11,037
Federal Home Loan Bank stock, at cost	396	373
Loans	187,818	180,879
Allowance for credit losses	2,765	2,546
Net loans	**185,053**	**178,333**
Premises and equipment	7,508	5,948
Foreclosed real estate	476	- -
Accrued interest receivable	1,884	2,356
Cash value of life insurance	3,937	3,769
Other assets	1,950	2,089
Total assets	**$326,269**	**$312,639**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 47,308	$ 42,589
Savings and interest-bearing demand	139,486	128,827
Time	48,965	55,947
Total deposits	**235,759**	**227,363**
Short-term borrowings	51,715	49,930
Accrued interest payable	43	94
Other liabilities	3,135	2,922
Total liabilities	**290,652**	**280,309**
Commitments and Contingencies	**- -**	**- -**
Shareholders' Equity		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2003 - 4,554,242 shares; 2002 - 4,084,210 shares	27,155	19,459
Retained earnings	8,385	12,498
Accumulated other comprehensive income	77	373
Total shareholders' equity	**35,617**	**32,330**
Total liabilities and shareholders' equity	**$326,269**	**$312,639**

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest Income			
Loans	$13,976	$14,428	$15,075
Federal funds sold and deposits in banks	154	298	507
Securities:			
Taxable	1,728	2,386	2,777
Tax-exempt	454	463	396
Total interest income	**16,312**	**17,575**	**18,755**
Interest Expense			
Deposits	1,374	2,770	5,184
Short-term borrowings	708	552	490
Total interest expense	**2,082**	**3,322**	**5,674**
Net interest income	**14,230**	**14,253**	**13,081**
Provision for Credit Losses	270	624	733
Net interest income after provision for credit losses	**13,960**	**13,629**	**12,348**
Non-Interest Income			
Service charges on deposit accounts	1,712	1,623	1,558
Gains on sales of securities available for sale	177	100	306
Earnings on life insurance policies	168	217	52
BankCard income	1,489	1,395	1,204
Mortgage department income	230	132	97
Other	337	306	179
Total non-interest income	**4,113**	**3,773**	**3,396**
Non-Interest Expense			
Salaries and employee benefits	5,751	5,500	4,974
Occupancy	811	739	704
Furniture and equipment	645	694	732
BankCard expense	1,155	1,034	944
Other	1,841	1,826	1,827
Total non-interest expense	**10,203**	**9,793**	**9,181**
Income before income taxes	**7,870**	**7,609**	**6,563**
Income Taxes	2,858	2,751	2,535
Net income	**$ 5,012**	**$ 4,858**	**$ 4,028**
Earnings Per Share			
Basic	$1.10	$1.07	$.88
Diluted	1.09	1.07	.88

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2003, 2002 and 2001

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2000	4,137,630	$20,085	$6,971	$ 7	$27,063
Comprehensive income:					
Net income	- -	- -	4,028	- -	4,028
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	- -	- -	- -	254	254
Comprehensive income					**4,282**
Cash dividend reinvestment ($10.97 per share)	51,869	569	- -	- -	569
Cash dividends declared ($.34 per share)	- -	- -	(1,521)	- -	(1,521)
Stock repurchased	(84,191)	(869)	- -	- -	(869)
Balance at December 31, 2001	**4,105,308**	**19,785**	**9,478**	**261**	**29,524**
Comprehensive income:					
Net income	- -	- -	4,858	- -	4,858
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	- -	- -	- -	112	112
Comprehensive income					**4,970**
Cash dividend reinvestment ($10.47 per share)	61,589	645	- -	- -	645
Cash dividends declared ($.41 per share)	- -	- -	(1,838)	- -	(1,838)
Stock repurchased	(82,811)	(972)	- -	- -	(972)
Options exercised	124	1	- -	- -	1
Balance at December 31, 2002	**4,084,210**	**19,459**	**12,498**	**373**	**32,330**

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(concluded) (Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2003, 2002 and 2001

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2002	4,084,210	$19,459	$12,498	$373	$32,330
Comprehensive income:					
Net income	- -	- -	5,012	- -	5,012
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	- -	- -	- -	(296)	(296)
Comprehensive income					**4,716**
Cash dividend reinvestment ($12.18 per share)	66,065	804	- -	- -	804
Cash dividends declared ($.46 per share)	- -	- -	(2,095)	- -	(2,095)
Stock repurchased	(12,536)	(173)	- -	- -	(173)
Options exercised	2,981	35	- -	- -	35
10% stock dividend	413,522	7,030	(7,030)	- -	- -
Balance at December 31, 2003	**4,554,242**	**$27,155**	**$ 8,385**	**$ 77**	**$35,617**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 5,012	$ 4,858	$ 4,028
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	270	624	733
Depreciation and amortization	508	575	684
Deferred income tax benefit	(95)	(225)	(194)
Gains on sales of securities available for sale	(177)	(100)	(306)
Gains on sales of foreclosed real estate	- -	- -	(133)
Earnings on life insurance policies	(168)	(217)	(52)
Stock dividends received	(23)	(54)	(54)
Net amortization of bond premium and discount	593	310	146
(Increase) decrease in interest receivable	472	(269)	55
Decrease in interest payable	(51)	(115)	(14)
Other - net	293	(272)	60
Net cash provided by operating activities	**6,634**	**5,115**	**4,953**
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits in banks	14,653	(5,117)	(6,273)
Activity in securities available for sale:			
Sales	9,193	8,120	7,978
Maturities, prepayments and calls	76,300	40,475	37,000
Purchases	(92,378)	(65,881)	(50,773)
Activity in securities held to maturity:			
Maturities, prepayments and calls	1,734	630	550
Purchases	(2,621)	(1,602)	(2,283)
Redemption of Federal Home Loan Bank stock	- -	527	- -
Increase in loans made to customers, net of principal collections	(7,417)	(7,620)	(13,078)
Purchases of premises and equipment	(2,030)	(1,024)	(860)
Proceeds from sale of foreclosed real estate	- -	- -	365
Additions to foreclosed real estate	- -	- -	(27)
Purchase of life insurance policies	- -	- -	(3,500)
Net cash used in investing activities	**(2,566)**	**(31,492)**	**(30,901)**
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	8,396	(4,458)	30,861
Net increase in short-term borrowings	1,785	35,350	713
Exercise of stock options	35	1	- -
Cash dividends paid	(1,034)	(876)	(921)
Repurchase of common stock	(173)	(972)	(869)
Net cash provided by financing activities	**9,009**	**29,045**	**29,784**
Net increase in cash and due from banks	**13,077**	**2,668**	**3,836**
Cash and Due from Banks			
Beginning of year	17,722	15,054	11,218
End of year	**$30,799**	**$17,722**	**$15,054**

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(concluded) (Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Supplemental Disclosures of Cash Flow Information			
Interest paid	$2,133	$3,437	$5,688
Income taxes paid	3,083	2,345	2,661
Supplemental Disclosures of Non-Cash Investing and Financing Activities			
Fair value adjustment of securities available for sale, net of tax	$296	$112	$254
Dividend reinvestment	804	645	569
Foreclosed real estate acquired in settlement of loans	476	- -	- -

See notes to consolidated financial statements.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Bancorp (the Company) and its wholly owned subsidiary, Citizens Bank (the Bank). All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company is a financial holding company which operates primarily through its subsidiary, the Bank. The Bank operates eleven branches located in Benton, Lane, Polk, Yamhill and Linn Counties in western Oregon. The Bank provides loan and deposit services to customers who are predominately small- and medium-sized businesses in western Oregon.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets and foreclosed real estate.

Certain prior year amounts have been reclassified, with no change to shareholders' equity or net income, to conform to the 2003 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Securities Held to Maturity

Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale and held to maturity below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan origination fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loan.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The appropriateness of the allowance for credit losses is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Allowance for Credit Losses *(concluded)*

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest and net deferred loan fees or costs), an impairment is recognized by creating or adjusting an allocation of the allowance for loan losses.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values are charged to income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash Equivalents and Cash Flows

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." Cash flows from interest bearing deposits at other financial institutions, loans, deposits, and short-term borrowings are reported net.

The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash and Interest Bearing Balances at Other Financial Institutions
The carrying amounts of cash and interest bearing balances at other financial institutions approximate their fair value.

Securities Available for Sale and Held to Maturity
Fair values for securities are based on quoted market prices.

Federal Home Loan Bank Stock
The carrying value of Federal Home Loan Bank stock approximates its fair value.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Fair Values of Financial Instruments *(concluded)*

Loans
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities
The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposits are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Short-Term Borrowings
The carrying amounts of repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plan. In 2001, the effect of the options on earnings per share was anti-dilutive.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(concluded)*

Stock-Based Compensation

At December 31, 2003, the Company has an employee stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2003	2002	2001
Net income, as reported	$5,012	$4,858	$4,028
Less total stock-based compensation expense determined under fair value method for all qualifying awards	(134)	(106)	(72)
Pro forma net income	**$4,878**	**$4,752**	**$3,956**
Earnings Per Share			
Basic:			
As reported	$1.10	$1.07	$.88
Pro forma	1.07	1.05	.86
Diluted:			
As reported	1.09	1.07	.88
Pro forma	1.07	1.05	.86

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement No. 149, *Amendments of Statement No.133 on Derivative Instruments and Hedging*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. The Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Implementation of the Statement on July 1, 2003 did not have a significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that certain freestanding financial instruments be reported as liabilities on the balance sheets. For the Company, the Statement was effective July 1, 2003 and implementation had no significant impact on the consolidated financial statements.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 2 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank, based on percentage of deposits. The amounts of such balances for the years ended December 31, 2003 and 2002 were approximately $2,443 and $3,408, respectively.

Note 3 - Securities

Securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2003				
U.S. Government and agency securities	**$80,028**	**$215**	**($89)**	**$80,154**
December 31, 2002				
U.S. Government and agency securities	**$73,566**	**$622**	**($10)**	**$74,178**
Securities Held to Maturity				
December 31, 2003				
State and municipal securities	**$11,931**	**$582**	**($4)**	**$12,509**
December 31, 2002				
State and municipal securities	**$11,037**	**$534**	**$- -**	**$11,571**

All of the unrealized losses shown above at December 31, 2003 arose during 2003. The unrealized losses are generally due to changes in interest rates and, as such, are considered by the Company to be temporary.

The contractual maturities of securities held to maturity and available for sale at December 31, 2003 are as follows:

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,439	$ 2,453	$ 1,920	$ 1,934
Due from one year to five years	6,518	6,836	78,108	78,220
Due from five to ten years	2,974	3,220	- -	- -
Total	**$11,931**	**$12,509**	**$80,028**	**$80,154**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 3 - Securities *(concluded)*

Securities carried at approximately $58,197 at December 31, 2003 and $60,165 at December 31, 2002 were pledged to secure public deposits and repurchase agreements, and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $177, $100 and $306 for the years ended December 31, 2003, 2002 and 2001, respectively. There were no gross losses realized in 2003, 2002 or 2001.

Note 4 - Loans

Loans at December 31 consist of the following:

	2003	2002
Agriculture	$ 17,013	$ 16,196
Commercial	21,765	21,377
Real estate:		
Residential 1-4 family	26,292	30,430
Construction	6,586	15,474
Commercial and other	113,060	93,990
Consumer	3,523	3,882
	188,239	**181,349**
Less net deferred loan origination fees	421	470
Total loans	**$187,818**	**$180,879**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2003	2002	2001
Balance at beginning of year	$2,546	$2,146	$1,510
Provision for credit losses	270	624	733
Charge-offs	(54)	(237)	(101)
Recoveries	3	13	4
Net charge-offs	**(51)**	**(224)**	**(97)**
Balance at end of year	**$2,765**	**$2,546**	**$2,146**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 4 - Loans *(concluded)*

Following is a summary of information pertaining to impaired loans:

	2003	2002	2001
December 31			
Impaired loans without a valuation allowance	$1,636	$1,008	$632
Impaired loans with a valuation allowance	714	72	72
Total impaired loans	**$2,350**	**$1,080**	**$704**
Valuation allowance related to impaired loans	**$226**	**$55**	**$34**
Years Ended December 31			
Average investment in impaired loans	$1,679	$220	$463
Interest income recognized on a cash basis on impaired loans	- -	- -	- -

At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans had been modified. Loans 90 days and over past due still accruing interest were $12 and $330 at December 31, 2003 and 2001, respectively. There were no loans 90 days and over past due still accruing interest at December 31, 2002.

Certain related parties of the Company, principally Company directors, their associates and key officers, were loan customers of the Bank in the ordinary course of business during 2003 and 2002. Total loans outstanding at December 31, 2003 and 2002 to key officers and directors were $4,157 and $4,142, respectively. During 2003, advances totaled $3,107, and repayments totaled $3,092 on these loans.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2003	2002
Land and buildings	$ 8,879	$ 7,421
Furniture and equipment	3,075	2,689
Construction in progress	534	606
	12,488	**10,716**
Less accumulated depreciation and amortization	4,980	4,768
Total premises and equipment	**$ 7,508**	**$ 5,948**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 5 - Premises and Equipment *(concluded)*

The Bank leases branch premises under operating leases which expire at various dates through January 31, 2020. Rental expense for leased premises was $202, $160 and $147 for 2003, 2002 and 2001, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancellable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2004	$ 139
2005	132
2006	82
2007	58
2008	57
Thereafter	1,264
Total minimum payments required	**$1,732**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2003	2002
Demand deposits, non-interest bearing	$ 47,308	$ 42,589
NOW and money market accounts	126,680	117,358
Savings deposits	12,806	11,469
Time certificates, $100,000 or more	17,919	19,808
Other time certificates	31,046	36,139
Total	**$235,759**	**$227,363**

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2004	$42,767
2005	3,937
2006	1,072
2007	1,176
2008	13
	$48,965

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 7 - Short-Term Borrowings

Securities sold under agreements to repurchase and treasury tax and loan deposits represent short-term borrowings with maturities which do not exceed 90 days. The following is a summary of such short-term borrowings for the years ended December 31:

	2003	2002	2001
Average balance during the year	$45,510	$29,430	$17,172
Average interest rate during the year	1.60%	1.90%	2.80%
Maximum month-end balance during the year	$51,715	$49,930	$19,070
Balance at December 31:			
Securities sold under agreements to repurchase	$50,907	$48,059	$14,580
Other	$808	$1,871	$209
Weighted average interest rate at December 31	.89%	1.90%	1.80%

Note 8 - Employee Benefits

Effective January 1, 2002, the Bank terminated its 401(a) plan, and adopted a 401(k) plan. The Bank's 401(k) profit sharing plan covers substantially all employees who have completed one year or more of service. Contributions to the 401(k) plan consist of employer contributions (up to a maximum of 15% of employee salaries), which are at the discretion of the Board of Directors. Total contributions by the Bank to this plan in 2003 and 2002 were $345 and $360, respectively. Total contributions to the 401(a) plan in 2001 were $377.

The Company has a discretionary bonus plan for all employees. The amount of the bonus paid is determined at the end of the year by the Board of Directors. The Company paid bonuses of $275, $265 and $240 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 9 - Income Taxes

Income taxes are comprised of the following for the years ended December 31:

	2003	2002	2001
Current:			
Federal	$2,426	$2,480	$2,251
State	527	496	478
Deferred benefit	(95)	(225)	(194)
Total income taxes	**$2,858**	**$2,751**	**$2,535**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 9 - Income Taxes *(concluded)*

The following is a reconciliation between the statutory and the effective federal income tax rates for the years ended December 31:

	2003 Percent of Pre-tax Amount	Income	2002 Percent of Pre-tax Amount	Income	2001 Percent of Pre-tax Amount	Income
Income tax at statutory rates	$2,754	35.0%	$2,663	35.0%	$2,297	35.0%
Increase (decrease) resulting from:						
Tax-exempt income	(154)	(2.0)	(154)	(2.0)	(114)	(1.7)
State income taxes, net of federal income tax effect	343	4.4	322	4.2	317	4.8
Earnings on life insurance policies	(59)	(.7)	(74)	(1.0)	(18)	(.3)
Other	(26)	(.4)	(6)	- -	53	.8
Total income tax expense	**$2,858**	**36.3%**	**$2,751**	**36.2%**	**$2,535**	**38.6%**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2003	2002	2001
Deferred Tax Assets			
Allowance for credit losses	$1,023	$ 938	$789
Deferred compensation	129	75	30
Other	89	- -	1
Total deferred tax assets	**1,241**	**1,013**	**820**
Deferred Tax Liabilities			
Accumulated depreciation	(161)	(39)	(4)
Deferred income	(77)	(66)	(133)
Unrealized gain on securities available for sale	(49)	(239)	(167)
Total deferred tax liabilities	**(287)**	**(344)**	**(304)**
Net deferred tax assets	**$ 954**	**$ 669**	**$516**

Net deferred tax assets are included in other assets on the consolidated balance sheets.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 10 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2003	2002
Commitments to extend credit:		
Real estate secured	$ 8,655	$ 8,133
Other	29,080	26,122
Total commitments to extend credit	**$37,735**	**$34,255**
Standby letters of credit	$2,227	$2,300

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

The Bank has a credit facility with the Federal Home Loan Bank of Seattle (FHLB) totaling 15% of assets. There were no borrowings outstanding at December 31, 2003 or 2002 .

The Bank has agreements with commercial banks for lines of credit totaling $7,500, none of which were used at December 31, 2003 and 2002.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 11 - Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers located in the state of Oregon. Investments in state and municipal securities involve governmental entities primarily within the state. Loans are generally limited, by state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income, for loans not fully secured by a first lien on real estate, and 25% for loans fully secured by a first lien on real estate.

Note 12 - Cash Dividend Reinvestment Plan

In July 1997, the Company instituted a dividend reinvestment plan which allows for 50% or 100% of the cash dividends to be reinvested in shares of Company common stock based upon shareholder election. Under the plan, 1,732,500 shares are authorized for dividend reinvestment, of which 308,306 shares have been issued through December 31, 2003.

Note 13 - Stock Based Compensation

Employee Stock Option Plan

Under the Company's qualified incentive stock option plan, the Company may grant incentive options for up to 4% of issued and outstanding shares of its common stock to certain key employees (as of December 31, 2003, 25,642 shares remain available for grant). The exercise price of each option equals the fair market value of the Company's stock on the date of grant, and an option's maximum term is ten years. All options granted vest over a four-year period at 25% per year.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	2.55%	3.00%	2.55%
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.21%	4.13%	5.15%
Expected volatility	24%	24%	17%

The weighted average fair value of options granted during 2003, 2002 and 2001 was $4.95, $3.73 and $3.56, respectively.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 13 - Stock Based Compensation *(concluded)*

Employee Stock Option Plan *(concluded)*

A summary of the status of the Company's stock option plan as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates, is presented below:

	2003 **Shares**	**Weighted Average Exercise Price**	2002 **Shares**	**Weighted Average Exercise Price**	2001 **Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	124,824	$11.77	90,200	$11.96	50,600	$10.98
Granted	42,875	17.95	39,738	11.36	40,150	13.18
Forfeited	(3,245)	11.73	(4,978)	11.97	(550)	10.45
Exercised	(3,155)	11.06	(136)	10.45	- -	- -
Outstanding at end of year	**161,299**	**$13.43**	**124,824**	**$11.77**	**90,200**	**$11.96**
Options exercisable at year-end	62,930	$11.72	36,775	$11.64	16,500	$11.18

The following summarizes information about stock options outstanding and exercisable at December 31, 2003:

Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable**	**Weighted Average Exercise Price**
$10.45 - $12.22	81,732	7.76	$11.17	44,584	$11.12
13.18	41,092	8.13	13.18	18,346	13.18
18.50	38,475	10.00	18.50	- -	- -

Stock Bonus Plan

Under the Company's Stock Bonus Plan, the total number of shares of Company's common stock that may be issued may not exceed in the aggregate one percent (1%) of Company's issued and outstanding shares of common stock. As of December 31, 2003 Company's issued and outstanding shares totaled 4,552,242, so the maximum number of shares issuable under the Stock Bonus Plan was 45,542 on that date. As of December 31, 2003, no stock had been issued under this plan.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 14 - Supplemental Executive Retirement Plan

In October 2001, the Company adopted a Supplemental Executive Retirement Plan (SERP) covering certain management personnel. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Compensation expense related to this plan totaled $116, $101 and $23 in 2003, 2002 and 2001, respectively.

Benefits to employees may be funded by life insurance policies, which had a cash surrender value of $3,937 and $3,769 at December 31, 2003 and 2002, respectively. Liabilities to employees, which will be accrued over their expected time to retirement, were $240 and $124 at December 31, 2003 and 2002, respectively.

Note 15 - Stock Purchase Plan

In July 2001, the Company initiated a stock repurchase plan for the purchase of 209,475 shares of its common stock. As of December 31, 2003, 179,538 shares had been repurchased. The plan will remain in place until all the authorized shares have been repurchased.

Note 16 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 16 - Regulatory Matters *(concluded)*

The Company's and the Bank's actual capital amounts and ratios are also presented in the table:

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2003						
Tier 1 capital (to average assets):						
Consolidated	$35,470	10.81%	$13,132	4.00%	N/A	N/A
Bank	35,421	10.79	13,132	4.00	$16,416	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	35,470	15.64	9,070	4.00	N/A	N/A
Bank	35,421	15.62	9,070	4.00	13,606	6.00
Total capital (to risk-weighted assets):						
Consolidated	38,235	16.86	18,141	8.00	N/A	N/A
Bank	38,186	16.84	18,141	8.00	22,676	10.00
December 31, 2002						
Tier 1 capital (to average assets):						
Consolidated	$31,847	10.25%	$12,463	4.00%	N/A	N/A
Bank	31,779	10.23	12,463	4.00	$15,539	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	31,847	15.24	8,359	4.00	N/A	N/A
Bank	31,779	15.21	8,359	4.00	12,535	6.00
Total capital (to risk-weighted assets):						
Consolidated	34,393	16.46	16,718	8.00	N/A	N/A
Bank	34,325	16.43	16,718	8.00	20,891	10.00

Restrictions on Retained Earnings

At December 31, 2003, there were no restrictions on the Company's or the Bank's retained earnings regarding payment of dividends.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 17 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2003	2002
Assets		
Cash	$ 2,144	$ 1,850
Investment in Bank	35,568	32,262
Other	- -	56
Total assets	**$37,712**	**$34,168**
Liabilities and Shareholders' Equity		
Liabilities		
Dividends payable	$ 2,095	$ 1,838
Shareholders' Equity	35,617	32,330
Total liabilities and shareholders' equity	**$37,712**	**$34,168**

Condensed Statements of Income - Years Ended December 31

	2003	2002	2001
Income			
Dividend income from Bank	$2,145	$2,742	$2,339
Expenses			
Amortization and other expense	112	100	110
Income before income tax benefit	**2,033**	**2,642**	**2,229**
Income Tax Benefit	43	34	42
Income before equity in undistributed income of subsidiary	**2,076**	**2,676**	**2,271**
Equity in Undistributed Income of Subsidiary	2,936	2,182	1,757
Net income	**$5,012**	**$4,858**	**$4,028**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 17 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$5,012	$4,858	$4,028
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	- -	- -	2
Equity in undistributed income of subsidiary	(2,936)	(2,182)	(1,757)
Other - net	56	33	127
Net cash provided by operating activities	**2,132**	**2,709**	**2,400**
Cash Flows from Investing Activities			
Investment in Bank	**(666)**	**(645)**	**(569)**
Cash Flows from Financing Activities			
Cash dividends paid	(1,034)	(876)	(921)
Exercise of stock options	35	1	- -
Repurchase of common stock	(173)	(972)	(869)
Net cash used in financing activities	**(1,172)**	**(1,847)**	**(1,790)**
Net increase in cash	**294**	**217**	**41**
Cash			
Beginning of year	1,850	1,633	1,592
End of year	**$2,144**	**$1,850**	**$1,633**

Note 18 - Stock Dividend

In July 2003, the Board of Directors declared a 10% stock dividend, and 413,522 shares of common stock were issued. Earnings and dividends per share and stock option information for the current and prior periods and share information under the dividend reinvestment plan have been adjusted to reflect the effect of this stock dividend.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 19 - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 were as follows:

	2003 Carrying Amount	Fair Value	2002 Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, interest bearing deposits with banks	$ 32,980	$ 32,980	$ 34,556	$ 34,556
Securities available for sale	80,154	80,154	74,178	74,178
Securities held to maturity	11,931	12,509	11,037	11,571
Federal Home Loan Bank stock	396	396	373	373
Loans receivable, net	185,053	185,373	178,333	180,050
Accrued interest receivable	1,884	1,884	2,356	2,356
Financial Liabilities				
Deposits	$235,759	$235,869	$227,363	$227,609
Short-term borrowings	51,715	51,715	49,930	49,930
Accrued interest payable	43	43	94	94

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change, and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans and deposits, and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 20 - Comprehensive Income

Net unrealized gains and losses are as follows for the years ended December 31:

	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2003			
Unrealized holding losses arising during the year	($309)	$120	($189)
Less reclassification adjustments for gains realized in net income	(177)	70	(107)
Net unrealized losses	**($486)**	**$190**	**($296)**
2002			
Unrealized holding gains arising during the year	$284	$109	$175
Less reclassification adjustments for gains realized in net income	(100)	(37)	(63)
Net unrealized gains	**$184**	**$ 72**	**$112**
2001			
Unrealized holding gains arising during the year	$722	$282	$440
Less reclassification adjustments for gains realized in net income	(306)	(120)	(186)
Net unrealized gains	**$416**	**$162**	**$254**

Note 21 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2003			
Basic earnings per share:			
Net income	$5,012	4,556,474	$1.10
Effect of dilutive securities:			
Options	- -	25,690	(.01)
Diluted earnings per share:			
Net income	**$5,012**	**4,582,164**	**$1.09**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 21 - Earnings Per Share Disclosures *(concluded)*

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$4,858	4,521,649	$1.07
Effect of dilutive securities:			
Options	- -	2,003	- -
Diluted earnings per share:			
Net income	**$4,858**	**4,523,652**	**$1.07**
Year Ended December 31, 2001			
Basic earnings per share:			
Net income	$4,028	4,575,458	$.88
Effect of dilutive securities:			
Options	- -	- -	- -
Diluted earnings per share:			
Net income	**$4,028**	**4,575,458**	**$.88**

Note 22 - Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003				
Interest income	$4,182	$4,128	$4,099	$3,903
Interest expense	(631)	(576)	(457)	(418)
Net interest income	**3,551**	**3,552**	**3,642**	**3,485**
Provision for credit losses	(91)	(80)	(50)	(49)
Noninterest income	1,024	1,071	1,015	1,003
Noninterest expenses	(2,501)	(2,426)	(2,617)	(2,659)
Income before income taxes	**1,983**	**2,117**	**1,990**	**1,780**
Income taxes	(740)	(760)	(715)	(643)
Net income	**$1,243**	**$1,357**	**$1,275**	**$1,137**
Earnings Per Common Share				
Basic	$.27	$.30	$.28	$.25
Diluted	.27	.30	.28	.24

(continued)

Citizens Bancorp and Subsidiary
December 31, 2003 and 2002

Note 22 - Quarterly Data (Unaudited) *(concluded)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002				
Interest income	$4,317	$4,410	$4,492	$4,356
Interest expense	(900)	(828)	(847)	(747)
Net interest income	**3,417**	**3,582**	**3,645**	**3,609**
Provision for credit losses	(63)	(84)	(167)	(310)
Noninterest income	799	996	1,017	961
Noninterest expenses	(2,278)	(2,516)	(2,399)	(2,600)
Income before income taxes	**1,875**	**1,978**	**2,096**	**1,660**
Income taxes	(753)	(657)	(750)	(591)
Net income	**$1,122**	**$1,321**	**$1,346**	**$1,069**
Basic and Diluted Earnings Per Common Share	$.24	$.29	$.30	$.24

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic filings with the Securities and Exchange Commission. It should be noted that in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has designed its disclosure controls and procedures to reach a level of reasonable assurance of achieving desired control objectives and, based on the evaluation described above, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at reaching that level of reasonable assurance.

There was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended) during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is included in the Company's definitive proxy statement for its annual meeting of shareholders scheduled for April 20, 2004 and is incorporated herein by this reference.

Code of Ethics

The Company has adopted a Code of Ethics which applies to all directors and executive officers, including the chairman, president and chief executive officer, and chief financial officer. A copy of the Code of Ethics is filed as Exhibit 14 to this Form 10-K. The Code of Ethics Policy is also available on the Bank's website at www.citizensEbank.com.

ITEM 11. EXECUTIVE COMPENSATION AND REPORT OF COMMITTEES

The information required by this item is included in the Company's definitive proxy statement for its annual meeting of shareholders scheduled for April 20, 2004 and is incorporated herein by this reference.

Equity Compensation Plan Information

Information concerning the Company's equity compensation plans, including both shareholder approved plans and non-shareholder approved plans, required by this item is set forth under the heading "Executive Compensation — Equity Compensation Plan Information" in the Proxy Statement and is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT, AND RELATED SHAREHOLDER MATTERS

The information required by this item is included in the Company's definitive proxy statement for its annual meeting of shareholders scheduled for April 20, 2004 and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is included in the Company's definitive proxy statement for its annual meeting of shareholders scheduled for April 20, 2004 and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information contained under the section captioned "Independent Auditors" is included in the Company's Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Exhibits.

Pursuant to Item 601 of Regulation S-K, the following exhibits are attached hereto or are incorporated herein by reference.

(Note: The per share earnings computation statement required by Item 601(b)(11) of Regulation S-K is contained in Note 21 to the consolidated financial statements contained in Part II, Item 8 of this Form 10-K, and are hereby incorporated herein by this reference.)

3(i) Articles of Incorporation. (Regulation S-K, Item 601, Exhibit Table Item (3)). The Company's Articles of Incorporation, as amended, are attached as Exhibit 3(i) to the Company's Form 10-Q for the period ending June 30, 1999 and are incorporated herein by this reference.

3(ii) Bylaws. (Regulation S-K, Item 601, Exhibit Table Item (3)). The Company's Bylaws are attached as Exhibit 3(ii) to the Company's Form 10-K for the year ending December 31, 2002 and are incorporated herein by this reference.

10.1 Incentive Stock Option Plan. (Regulation S-K, Item 601, Exhibit Table Item (10)). The Company's Incentive Stock Option Plan is attached as Exhibit 99.1 to the Company's Form S-8 filed with the Securities and Exchange Commission on June 23, 1999 and is incorporated herein by this reference.

10.2 Stock Bonus Plan. (Regulation S-K, Item 601, Exhibit Table Item (10)). The Company's Stock Bonus Plan is attached as Exhibit 99.2 to the Company's Form S-8 filed with the Securities and Exchange Commission on June 23, 1999 and is incorporated herein by this reference.

14 Code of Ethics.

21 List of Subsidiaries. (Regulation S-K, Item 601, Exhibit Table Item (21)). Attached hereto is a list of the Company's subsidiaries as of December 31, 2003.

(b) Financial Statements.

The Company's consolidated financial statements and related documents are set forth in Item 8 of this Form 10-K and are filed as part of this report. All other schedules to the consolidated financial statements referenced in Regulation S-X are omitted because they are not applicable or are not material, or because the information is already included in the Company's consolidated financial statements and the notes thereto.

(c) Reports on Form 8-K.

None

23 Consent of McGladrey & Pullen LLP (Regulation S-K, Item 601, Exhibit Table Item (23))

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act

32.1 Chief Executive Officer certification pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Chief Financial Officer certification pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on the 16th day of March, 2004.

CITIZENS BANCORP
(Registrant)

By: /s/ William V. Humphreys
William V. Humphreys
President and Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints William V. Humphreys and Lark E. Wysham, and each of them, with full power of substitution and full power to act without the other, as his/her true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 16th day of March 2004.

PRINCIPAL EXECUTIVE OFFICER:

/s/ William V. Humphreys
William V. Humphreys

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

/s/ Lark E. Wysham
Lark E. Wysham

DIRECTORS:

/s/ Jock Gibson
Jock Gibson

/s/ William V. Humphreys
William V. Humphreys

/s/ Rosetta C. Venell
Rosetta C. Venell

/s/ James E. Richards
James E. Richards

/s/ Sidney A. Huwaldt
Sidney A. Huwaldt

/s/ Scott A. Fewel
Scott A. Fewel

/s/ Duane L. Sorensen
Duane L. Sorensen

/s/ Eric C. Thompson
Eric C. Thompson

EXHIBIT 14

CITIZENS BANCORP
AND
CITIZENS BANK

CODE OF ETHICS POLICY

OVERVIEW

The honesty, integrity and sound judgment of the Executive Officers and Directors is fundamental to the reputation and success of Citizens Bancorp and Citizens Bank (jointly referred to as the "Company"). As part of the Company's leadership team, the Executive Officers and Directors are vested with both the responsibility and authority to protect, balance, and preserve the interests of the Company's shareholders, clients, employees, and citizens of the communities in which business is conducted. The Executive Officers and Directors fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company's financial organization and reporting. The Company has an Employee Manual which defines various codes of conduct applicable to its officers and employees. The Executive Officers are required to adhere to all codes of conduct as set forth in the Employee Manual. In addition, the Executive Officers and Directors are required to adhere to an additional Code as set forth below (the "Code of Ethics Policy").

CODE OF ETHICS POLICY

APPLICABILITY

This Code of Ethics Policy applies to the following Executive Officers and Directors

- Chief Executive Officer
- Chief Financial Officer
- Chief Lending Officer
- Chief Marketing Officer
- Chief Operating Officer
- Citizens Bancorp and Citizens Bank Directors

The Executive Officers and Directors will fulfill their responsibilities by striving toward and promoting:

1. The highest standard of honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2. Full, fair, accurate, timely, and understandable disclosure in all public communications made by the Company and in all reports and documents that the Company files with, or submits to State, or Federal regulatory agencies;

3. Compliance with all applicable governmental laws, rules and regulations;

4. The prompt internal reporting of violations of this Code of Ethics Policy to an appropriate person or persons identified in this Code of Ethics Policy; and

5. Accountability for adherence to this Code of Ethics Policy.

REQUIREMENTS FOR THE EXECUTIVE OFFICERS:

1. The Executive Officers and Directors are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports and proxy statements required to be filed by the Company with State and Federal regulatory agencies. Accordingly, the Executive Officers and Directors shall promptly bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings and to otherwise assist the Audit Committee in fulfilling its responsibilities.

   In addition, in order to cultivate full, fair, accurate, timely, and understandable disclosure in all public communications made by the Company and in all reports and documents that the Company files with, or submits to, State and Federal regulatory agencies, the Executive Officers and Directors:

   (a) Act in good faith, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated;

   (b) Provide colleagues with information that is accurate, complete, objective, relevant, timely and understandable; and

   (c) Share knowledge and maintain skills necessary and relevant to the Company's needs.

2. The Executive Officers and Directors must act at all times in an honest and ethical manner. The Executive Officers and Directors shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3. The Executive Officers and Directors must avoid actual or apparent conflicts of interest, including those arising in personal and professional relationships. The Executive Officers and Directors shall promptly bring to the attention of the Company's CEO or Board Chairman and, if not promptly and appropriately acted upon, then to the Audit Committee any information he or she may have that impacts the full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with State or Federal regulatory agencies and in other public communications made by the Company or that impacts the Company's internal controls, including any actual or apparent conflicts of interest between personal and professional relationships involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4. The Executive Officers and Directors must comply with applicable governmental laws, rules and regulations. The Executive Officers and Directors shall promptly bring to the attention of the Company's Chief Executive Officer or Board Chairman and, if not promptly and appropriately acted upon, then to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code of Ethics Policy.

5. The Chief Executive Officer and Chief Financial Officer bear particular responsibility for the compliance by the Company with the financial reporting requirements of the securities laws to which the Company is subject. Accordingly, and in compliance with Section 304 of the Sarbanes-Oxley Act of 2002, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, the Chief Executive Officer and Chief Financial Officer shall each reimburse the Company for (a) any bonus or other incentive-based or equity-based compensation received by him or her from the Company during the 12-month period following the first public issuance or filing with State or Federal regulatory agencies (whichever occurs first) of the financial document embodying such financial reporting requirement, and (b) any profits realized from the sale of securities of the Company during that 12-month period. The provisions of this paragraph are not exclusive and apply in addition to any other remedies the Company may have, whether by law, agreement, policy, or otherwise, against either of the Chief Executive Officer and Chief Financial Officer as a result of any misconduct by him or her related to such an accounting restatement or the circumstances giving rise to such an accounting restatement.

6. The Executive Officers and Directors agree not to become employees of the Company's independent auditing firm for a period of one (1) year following termination of employment with the Company, or such other period as may be prescribed from time to time by the Securities and Exchange Commission as the requisite "cooling-off" period under its rules regarding auditor independence, in order to ensure the continued independence of such firm.

ADMINISTRATIVE MATTERS:

1. The Audit Committee shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics Policy by the Executive Officers and Directors. The Audit Committee shall design such actions to reasonably deter wrongdoing and to promote accountability for adherence to this Code of Ethics Policy, and may include written notice to the individual involved that the Committee has determined that there has been a violation, censure by the Committee, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Committee), and termination of the individual's employment. In determining what action is appropriate in a particular case, the Audit Committee or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as

to the proper course of action and whether or not the individual in question had committed other violations in the past.

2. The Company will make this Code of Ethics Policy available to the public through one or more of the following methods:

   (a) Filing as an exhibit to the Company's Annual Report to Shareholders beginning with the year ended December 31, 2003 (the "2003 Annual Report"); or

   (b) Posting on the Company's Internet website (www.citizensEbank.com) together with disclosure in the Company's 2003 Annual Report, of the Internet website address and the fact that the Company has posted this Code of Ethics Policy on its Internet website.

3. The Audit Committee shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics Policy. Any waiver, including an implicit waiver, shall be promptly disclosed to the full Board. Such disclosure shall include a brief description of the nature of the waiver, the name of the person to whom the waiver was granted, and the date of the waiver. For purposes of such disclosure, the term "waiver" means the approval by the Audit Committee of a material departure from a provision of this Code of Ethics Policy, and the term "implicit waiver" means the Audit Committee's failure to take action within a reasonable period of time regarding a material departure from a provision of this Code of Ethics Policy that has been made known to an executive officer of the Company.

EXHIBIT 21

As of December 31, 2003 Citizens Bancorp's only subsidiary was Citizens Bank, an Oregon corporation, which is wholly-owned by Citizens Bancorp.

EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-81361 of Citizens Bancorp, Inc. on Form S-8 of our report, dated January 16, 2004, appearing in this Annual Report on Form 10-K of Citizens Bancorp for the year ended December 31, 2003.

/s/ McGladrey & Pullen, LLP

Tacoma, Washington
March 25, 2004

EXHIBIT 31.1
CERTIFICATION REQUIRED
BY RULES 13a-14 AND 15d-14 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

I, William V. Humphreys, President and Chief Executive Officer of Citizens Bancorp (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function): a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting; and

Date: March 16, 2004.

/s/ William V. Humphreys
William V. Humphreys
President and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION REQUIRED
BY RULES 13a-14 AND 15d-14 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

I, Lark E. Wysham, Executive Vice President and Chief Financial Officer of Citizens Bancorp (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function): a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting; and

Date: March 16, 2004.

/s/ Lark E. Wysham
Lark E. Wysham
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Citizens Bancorp (the "Company") on Form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, William V. Humphreys, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William V. Humphreys

William V. Humphreys
President and Chief Executive Officer
March 16, 2004

EXHIBIT 32.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Citizens Bancorp (the "Company") on Form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Lark E. Wysham, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Lark E. Wysham

Lark E. Wysham
Chief Financial Officer
March 16, 2004

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Citizens Bancorp ■ Annual Report 2003 ■ Partners in Your Success